Exhibit 99.16

Notice of 2019

Annual General Meeting of Shareholders

and

Management Information Proxy Circular

OF

MIDAS GOLD CORP.

DATED: March 26, 2019

Suite 890 - 999 West Hastings Street Vancouver, British Columbia Canada V6C 2W2 Tel: (778) 724-4700 Fax: (604) 558-4700 Email: info@midasgoldcorp.com Web Site: www.midasgoldcorp.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the "Meeting") of the shareholders of MIDAS GOLD CORP. (the "Company") will be held in the Princess Louisa Suite at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, BC on Tuesday, May 7, 2019, at the hour of 9:00 a.m., Vancouver Time, for the following purposes:

1.	To receive and consider the Annual Financial Report of the Company containing the audited financial statements of the Company together with the auditors’ report thereon for the financial year ended December 31, 2018;

2.	To fix the number of directors at eight (8);

3.	To elect directors, as described in the Management Information Proxy Circular accompanying this Notice of Meeting; and,

4.	To appoint the auditor for the ensuing year at a remuneration to be set by the directors; and

Accompanying this Notice of Meeting are the Management Information Proxy Circular, a Form of Proxy or Voting Instruction Form and a request card for use by shareholders who wish to receive the Company's financial statements. The accompanying Management Information Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the Form of Proxy accompanying this Notice of Meeting.

DATED this 26th day of March, 2019.

BY ORDER OF THE BOARD

"Stephen Quin"

Stephen Quin

President and CEO

Management Information Proxy Circular
TABLE OF CONTENTS

MANAGEMENT INFORMATION PROXY CIRCULAR	1
APPOINTMENT OF PROXYHOLDER	1
VOTING BY PROXY	1
COMPLETION AND RETURN OF PROXY	1
NOTICE-AND-ACCESS	1
NON-REGISTERED HOLDERS	2
NON-OBJECTING BENEFICIAL HOLDERS	2
OBJECTING BENEFICIAL HOLDERS	2
REVOCABILITY OF PROXY	2
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	3
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING	4
ELECTION OF DIRECTORS	4
APPOINTMENT OF AUDITOR	11
STATEMENT OF EXECUTIVE COMPENSATION	11
COMPENSATION DISCUSSION AND ANALYSIS	11
Securities Authorized for Issuance under Equity Compensation Plans	31
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	32
STAKEHOLDER COMMUNICATIONS	33
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	33
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	33
MANAGEMENT CONTRACTS	33
Corporate Governance Disclosure	33
Directors’ and Officers’ Liability Insurance	42
AUDIT COMMITTEE INFORMATION	42
OTHER MATTERS	42
Additional Information	43
APPENDIX i	44
APPENDIX II	48
APPENDIX III	53
APPENDIX IV	56

MANAGEMENT INFORMATION PROXY CIRCULAR

Midas Gold Corp. (the "Company", the “Corporation” or "Midas Gold") is providing this Management Information Proxy Circular (the "Information Circular") and a form of proxy in connection with management’s solicitation of proxies for use at the Annual General Meeting (the "Meeting") of the Company to be held on May 7, 2019 and at any postponement(s) or adjournment(s) thereof. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The cost of solicitation by management will be borne by the Company.

The information contained herein is given as of March 26, 2019, unless otherwise stated.

All dollar amounts in this Information Circular are expressed in Canadian dollars unless otherwise indicated.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or members of the board of directors (the "Directors" or the "Board") of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Common shares of the Company ("Common Shares") represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services, Proxy Department, 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournments thereof, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NOTICE-AND-ACCESS

The Company is sending this Information Circular to registered and non-registered (beneficial) shareholders using "notice-and-access" as defined under NI 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101").

The Company is not using procedures known as "stratification" with its use of notice-and-access in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of Common Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Common Shares they own are not registered in their name but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the Common Shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (each a "Nominee"). If you purchased your Common Shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Common Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Common Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. If you wish to vote at the Meeting in person, do not complete the voting section of the form as your vote will be taken at the Meeting.

NON-OBJECTING BENEFICIAL HOLDERS

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares. The Company is sending the proxy-related materials for the Meeting directly to "non-objecting beneficial owners" ("NOBOs"), as defined under NI 54-101. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your NOBO holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee(s) holding on your behalf. By choosing to send these materials to NOBOs directly, the Company (and not the Nominees holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

OBJECTING BENEFICIAL HOLDERS

The Company does not intend to pay for Nominees to deliver to "objecting beneficial owners ("OBOs"), as defined under NI 54-101, the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary. As a result, OBOs will not receive the Meeting materials unless their respective Nominee assumes the costs of delivery.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-registered holders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, an unlimited number of first preferred shares without par value, and an unlimited number of second preferred shares without par value.

Issued and Outstanding Shares – Common Shares

As at the record date of March 13, 2019 and as of the date of this Information Circular, there are 235,781,773 Common Shares issued and outstanding. There are no special rights or restrictions of any nature attached to any of the Common Shares, which all rank equally as to all benefits which might accrue to the holders of Common Shares.

Issued and Outstanding Shares – Preferred Shares

No first preferred shares or second preferred shares are issued and outstanding as of the date of this Information Circular.

The first preferred shares have certain privileges, restrictions and conditions. The first preferred shares may be issued in one or more series and the Directors may from time to time fix the number and designation and create special rights and restrictions. First preferred shares would rank on a parity with first preferred shares of any other series (if any) and be entitled to priority over the second preferred shares, Common Shares, and the shares of any other class ranking junior to the first preferred shares with respect to the payment of dividends and the distribution of assets on a liquidation, dissolution or winding up of the Issuer. Holders of first preferred shares shall be entitled to receive notice of and to attend all annual and special meetings of shareholders of the Company, including the Meeting, except for meetings at which any holders or a specified class or series are entitled to vote, and to one vote in respect of each first preferred share held at all such meetings.

The second preferred shares have certain privileges, restrictions and conditions. Second preferred shares may be issued in one or more series and the Directors may from time to time fix the number and designation and create special rights and restrictions. Second preferred shares would rank on a parity with second preferred shares of any other series (if any) and be entitled to priority over the Common Shares and the shares of any other class ranking junior to the second preferred shares with respect to the payment of dividends and the distribution of assets on a liquidation, dissolution or winding up of the Issuer. Holders of second preferred shares shall be given notice of and be invited to attend meetings of the voting shareholders of the Company, including the Meeting, but shall not be entitled as such to vote at any general meeting of shareholders of the Issuer.

Voting Shares

Persons who were registered shareholders of Common Shares at the close of business on the record date of March 13, 2019 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Common Share held.

Principal Holders of Voting Shares

To the knowledge of the Directors and executive officers of the Company, other than as set out below, no person beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all Common Shares of the Company.

On March 17, 2016, the Company completed a private placement offering (the "Offering") pursuant to which, among other things, the Company issued conversion rights which entitle the holders thereof to acquire up to an aggregate of 141,255,581 Common Shares in accordance with the terms of the 0.05% senior unsecured convertible notes in the aggregate principal amount of C$50,018,601.34 (the "Notes") issued by the Company’s wholly-owned subsidiary, Idaho Gold Resources Company, LLC ("Idaho Gold") in accordance with the terms of the trust indenture dated March 17, 2016 among Idaho Gold, the Company and Computershare Trust Company of Canada. The holders of the Notes have the right to convert all or any portion of their Notes into Common Shares at a conversion price of C$0.3541 per Common Share until March 17, 2023.

Under the Offering, Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it, ("Paulson") purchased Notes in the aggregate principal amount of C$34,502,500.13. If all Notes held by Paulson were converted into Common Shares, Paulson would hold approximately 97,437,165 Common Shares, representing 29.2% of the issued and outstanding Common Shares on a partially diluted basis (assuming conversion of only Paulson’s Notes) and 25.9% on a diluted basis (assuming conversion of all outstanding Notes).

On May 16, 2018, the Company completed a transaction with Barrick Gold Corporation (“Barrick”) whereby Barrick purchased 46,551,731 common shares of Midas Gold in a non-brokered private placement (the “Placement”) at a price of C$1.06 per share for gross proceeds of US$38,065,907. The Placement resulted in Barrick owning 19.9% of the issued and outstanding shares in Midas Gold on a post-transaction basis. As at the date of this Information Circular, Barrick owns 19.7% of the issued and outstanding shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

To the knowledge of the Company's Directors, the only matters to be placed before the Meeting are those referred to in the Notice of Meeting accompanying this Information Circular. However, should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting the shares represented by the proxy.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at eight (8).

Majority Voting for the Election of Directors

The Board has adopted a majority voting policy (the "Majority Voting Policy") which requires, in an election of directors, other than at a Contested Meeting (as defined below), any Director who receives a greater number of shares withheld than shares voted in favour of his or her election must immediately tender his or her resignation (the "Resignation") to the Board. The Corporate Governance and Nominating Committee of the Company will then review the matter and make a recommendation to the Board. In considering the Resignation, the Corporate Governance and Nominating Committee and the Board shall consider all factors they deem relevant. The Board shall determine whether or not to accept the Resignation within 90 days after the date of the relevant shareholders' meeting. The Board shall accept the Resignation absent exceptional circumstances. The Resignation will be effective when accepted by the Board. The Director tendering the Resignation will not participate in any Board or Corporate Governance and Nominating Committee meeting at which the Resignation is considered. The Company shall promptly issue a news release with the Board's decision and send a copy of the news release to the TSX. If the Resignation is not accepted, the news release shall fully state the reasons for that decision.

Under the Majority Voting Policy, a "Contested Meeting" is a meeting at which the number of Directors nominated for election is greater than the number of seats available on the Board.

Nominees

Management of the Company proposes to nominate each of the following persons for election as a Director, each of which such person is currently a Director. The following tables provide information on the eight nominees proposed for election as Directors, including the province (or state) and country in which each is ordinarily resident, and the period or periods during which each has served as a Director. Also included in these tables is information relating to the nominees’ membership on committees of the Board, other public board memberships held in the past five years, and Board and committee meeting attendance in relation to the Company for the 12 months ended December 31, 2018. During 2018, the board held a total of 35 Board and standing committee meetings. In addition to the attendance listed below, Directors from time to time attend other committee meetings by invitation. The attendance of each of the nominees with regard to the Board meetings and applicable committee meetings is noted in the tables below.

The tables also show the present principal occupation, business or employment of each nominee, and principal occupations, businesses and employments held in the last five years, if different. In addition, the charts show the number of securities of the Company (consisting of Common Shares, options and warrants (with each such option or warrant equivalent in value to one Common Share)), and any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by each of the nominees. Meeting attendance records do not include Special Committee meeting attendance. Information concerning the nominees, as furnished by the individual nominees, is as follows:

Keith Allred Idaho, USA	Age: 54 Director since November 12, 2014 Independent: Yes
Mr. Allred is the Executive Director of the National Institute for Civil Discourse. He was a senior partner at the Cicero Group, a 250-person strategy consulting firm ranked 12th best boutique consulting firm in the world by Vault.com. He led major engagements advising companies ranging from $3 billion to $140 billion in revenue, including cost cutting initiatives and post merger integrations. Prior to Cicero, he served as COO of Health Catalyst where his leadership was key to attracting a significant investment by Sequoia Capital. Mr. Allred has also served as a professor at Harvard's Kennedy School of Government and at Columbia University, in addition to teaching executive programs at Oxford’s Said School of Business. He holds a PhD in from UCLA’s Anderson School of Management and BA from Stanford University.
Skills and Experience
Government Relations, Community Relations, Stakeholder Communications, Strategy, Environment, Sustainability

Board/Committee Membership(s)	Attendance (2018)
Board	14 of 14	100%
Corporate Governance & Nominating Committee	8 of 8	100%
Compensation Committee (chair)	5 of 5	100%
Audit Committee	4 of 4	100%

Securities Held

Date	Options	Warrants	Common Shares	Total Value of Common Shares
As at Dec. 31, 2018	377,500	Nil	28,571	$27,428	(1)
As at March 26, 2019	95,000	Nil	28,571	$25,143	(2)

(1) Calculated using the closing price of the Company’s shares on the TSX on December 31, 2018, which was $0.96.

(2) Calculated using the closing price of the Company’s shares on the TSX on March 26, 2019 which was $0.88

Jaimie Donovan Ontario, Canada	Age: 41 Director since January 31, 2019 Independent: No
Jaimie Donovan was, until March 4, 2019, the Head of Growth and Evaluations for Barrick in North America, where she oversaw the evaluation and development of regional investment opportunities. Prior to that Ms. Donovan held senior positions at Barrick Gold as Vice President of Evaluations, and Waterton Global Resource Management as a Principal and head of Evaluations. Ms. Donovan has over 18 years of experience in the mining industry spanning roles in Operations, Corporate Development and Capital Allocation. Ms. Donovan holds a Bachelor’s degree in Mining Engineering (B.Eng.) and a Bachelor’s degree in Commerce (B.Com. Finance) from the University of Western Australia.
Skills and Experience
Mining Engineering, Mine Operations, Projects and Studies, Evaluations, Capital Allocation, Corporate Development

Board/Committee Membership(s)	Attendance (2018) *
Board	0 of 0	0%
Corporate Governance and Nominating Committee	0 of 0	0%

* Ms. Donovan was appointed to the Board on January 31, 2019 and was appointed to the Corporate Governance and Nominating Committee on February 21, 2019

Securities Held

Date	Options	Common Shares	Total Value of Common Shares
As at Dec. 31, 2018	Nil	Nil	Nil
As at March 26, 2019	Nil	Nil	Nil

Brad Doores Ontario, Canada	Age: 68 Director since August 9, 2018 Independent: Yes
Mr. Doores is an attorney licensed in the State of Colorado with over 40 years of legal experience in the mining industry. Over the course of his career, Mr. Doores has served as an officer, director and legal counsel for both private and public, senior and junior, natural resources companies. He has overseen the permitting and licensing of more than 20 surface and underground mines in the western United States, South America, and Africa. Mr. Doores served as a Director and Vice President & General Counsel of Energy Fuels Corporation and Energy Fuels Nuclear, Inc. from 1984-1994. He also served as a Director and Vice President & General Counsel of Golden Shamrock Mines Limited from 1994-1995 before joining Barrick Gold Corporation. Prior to retirement in 2014, Mr. Doores was the Vice President and Deputy General Counsel of Barrick Gold Corporation.
Skills and Experience
Government Relations, Federal Regulation and Permitting, Public Policy Relating to Natural Resource Issues and Tribal Matters.

Board/Committee Membership(s)	Attendance (2018) *
Board	5 of 5	100%
Compensation Committee	1 of 1	100%
Corporate Governance and Nominating Committee	2 of 2	100%

* Mr. Doores joined the Board on August 8, 2018 and was appointed to the Compensation and CG&N Committees on September 17, 2018

Securities Held

Date	Options	Common Shares	Total Value of Common Shares
As at Dec. 31, 2018	80,000	Nil	Nil
As at March 26, 2019	175,000	Nil	Nil

Marcelo Kim New York, USA	Age: 32 Director since March 17, 2016 Independent: No
Marcelo Kim is a Partner at Paulson & Co. Inc., where he oversees the firm’s natural resource and global macro investments across different markets. Mr. Kim is Chairman of the Board of Directors of International Tower Hill Mines and Board Member of Templar Energy. Additionally, he sits on the Board of Plan International USA, a non-for profit. He is a graduate of Yale University, where he received his BA in Economics with honors.
Skills and Experience
Economics, Mining, Oil & Gas, Mergers & Acquisitions, Distressed Investing, Commodities, Deal Structuring

Board/Committee Membership(s)	Attendance (2018)
Board	13 of 14	93%
Environment, Health and Safety Committee	4 of 4	100%
Compensation Committee (1)	1 of 1	100%

(1)  Mr. Kim was appointed to the Compensation Committee on September 17, 2018

Securities Held

Date	Options	Common Shares	Total Value of Common Shares
As at Dec. 31, 2018	Nil	Nil	Nil
As at March 26, 2019	Nil	Nil	Nil

Peter Nixon Ontario, Canada	Age: 72 Director and Chairman of the Board since April 1, 2011 Independent: Yes
Since leaving his position as President of Dundee Securities USA Inc. in December 2000, Mr. Nixon has served on the boards of a number of publicly traded junior mining companies. In addition to his role as Chairman of the Board of Midas Gold, Mr. Nixon has served as a Director on the board of Dundee Precious Metals Inc. since June 2002, Reunion Gold Corp. since March 2004, Stornoway Diamond Corporation since March 2003 * and Toachi Mining Inc. since August 2016. Mr. Nixon was a director of Kimber Resources Inc. from March 2007 – April 2013, Miramar Mining Corporation from June 2002 until December 2007, when the company was acquired by Newmont Mining Corporation. Mr. Nixon holds a degree in Economics and History from McGill University.
* Mr. Nixon has advised the Company that he does not intend to stand for re-election to the Board of Stornoway Diamond Corporation at its May 2019 AGM, as announced in Stornoway’s news release dated March 28, 2019
Skills and Experience
Capital Markets, Finance and financial literacy, Corporate Strategy, Corporate Governance, Executive Compensation related experience – member of the Institute of Corporate Directors, has attended seminars on Executive Compensation and sat on numerous public company compensation committees for other mining companies

Board/Committee Membership(s)	Attendance* (2018)
Board (Chairman)	14 of 14	100%
Corporate Governance and Nominating Committee (Chair)	8 of 8	100%
Audit Committee		100%

*Mr. Nixon, as a guest, attended committee meetings in addition to the Corporate Governance and Nominating Committee. In total, Mr. Nixon attended 35 of 35 standing committee and Board meetings.

Securities Held

Date	Options	Warrants	Common Shares	Total Value of Common Shares
As at Dec. 31, 2018	385,000	Nil	185,000	$177,600	(1)
As at March 26, 2019	440,000	Nil	185,000	$162,800	(2)

(1) Calculated using the closing price of the Company’s shares on the TSX on December 31, 2018, which was 0.96.

(2) Calculated using the closing price of the Company’s shares on the TSX on March 26, 2019 which was $0.88.

Stephen Quin British Columbia, Canada	Age: 59 Director and Officer since February 22, 2011 Independent: No
Mr. Quin has served as the Company’s President & CEO and a Director since the inception of the Company in February 2011 and the same for the Company's wholly-owned subsidiary, Idaho Gold Resources Company, LLC. (formerly Midas Gold, Inc. and Midas Gold Washington, Inc.), from January 1, 2011 until March 3, 2016. Prior to joining Midas Gold, Mr. Quin was president of Capstone Mining Corp. from November 22, 2008 until December 31, 2010 (and COO of same from November 22, 2008 until May 20, 2010) and, prior to that, President and CEO of Sherwood Copper Corp. from September 1, 2005 until November 2008 when Sherwood combined with Capstone. Prior to Sherwood, Mr. Quin spent 18 years in various positions with Miramar and was Executive Vice President of Miramar Mining from January 11, 1994 until 2005. Mr. Quin is a graduate of the Royal School of Mines, London, with a B.Sc. (Honours) in Mining Geology and has 38 years’ experience in the mining industry. In addition to his roles with Midas Gold, Mr. Quin serves as a non-executive director of Chalice Gold Mines Limited and Kutcho Copper Corp. and has served on the boards of directors of various operating, development and exploration companies.
Skills and Experience
Geology and Exploration, Mineral Reserves and Resources, Government Relations, Human Resources and Compensation, Corporate Governance, Environment, Workplace Health & Safety, Feasibility Studies, Mine Development and Operations, Shareholder Communications, Financial Reporting, Corporate Development and General Corporate Affairs.

Board/Committee Membership(s)	Attendance* (2018)
Board	14 of 14	100%
Environment, Health and Safety Committee	4 of 4	100%

* Mr. Quin, as a guest, also attended committee meetings in addition to the Environment, Health and Safety Committee. In total, Mr. Quin attended 35 of 35 standing committee and Board meetings.

Securities Held

Date	Options	Warrants	Common Shares	Total Value of Common Shares
As at Dec. 31, 2018	2,027,500	Nil	1,514,700	$1,454,112	(1)
As at March 26, 2019	2,275,000	Nil	1,514,700	$1,332,936	(2)

(1) Calculated using the closing price of the Company’s shares on the TSX on December 31, 2018, which was 0.96.

(2) Calculated using the closing price of the Company’s shares on the TSX on March 26, 2019 which was $0.88.

Javier Schiffrin New York, USA	Age: 44 Director since March 21, 2018 Independent: No
Mr. Schiffrin is a Senior Vice President at Paulson & Co. Inc., with a focus on distressed debt investments and restructurings. Prior to that he was an Executive Director & Restructuring Specialist at Macquarie Capital, and a Restructuring Attorney at Kirkland & Ellis. He is a graduate of McGill University, where he earned a Bachelor of Arts, First Class Honors; and Columbia Law School where he earned a Juris Doctorate and was a James Kent Scholar. Mr. Schiffrin holds both US and Canadian citizenship.
Skills and Experience
Investment Analysis and Portfolio Management, Corporate Bankruptcy Law, Corporate Finance.

Board/Committee Membership(s)	Attendance (2018) *
Board	11 of 11	100%
Environment, Health & Safety Committee	2 of 2	100%

* Mr. Schiffrin joined the Board on March 21, 2018

Securities Held

Date	Options	Common Shares	Total Value of Common Shares
As at Dec. 31, 2017	Nil	Nil	Nil
As at March 20, 2018	Nil	Nil	Nil

Donald Young British Columbia, Canada	Age: 73 Director since April 1, 2011 Independent: Yes

Mr. Young, FCPA, FCA is a retired KPMG partner. He was an audit partner during his career and, for a time, he also served as a management consulting partner focused on risk management, assessments and governance. He currently serves on the board of Dundee Precious Metals Inc. He has served on the boards of other publicly listed mining companies and the governing boards of not for profit organizations including Science World British Columbia, British Columbia Safety Authority and the Canadian Institute of Chartered Accountants. He is a Fellow and past president of the British Columbia Chartered Accountants and is a member of the Institute of Corporate Directors.

Skills and Experience
Financial literacy, Audit, Risk Management, Human Resources and Compensation, Corporate Governance and Strategy

Board/Committee Membership(s)	Attendance (2018)
Board	14 of 14	100%
Audit Committee (Chair)	4 of 4	100%
Compensation Committee	5 of 5	100%

Securities Held

Date	Options	Warrants	Common Shares	Total Value of Common Shares
As at Dec. 31, 2018	280,000	Nil	100	$96	(1)
As at March 26, 2019	375,000	Nil	100	$88	2)

(1) Calculated using the closing price of the Company’s shares on the TSX on December 31, 2018, which was $0.96.

(2) Calculated using the closing price of the Company’s shares on the TSX on March 26, 2019 which was $0.88.

To the knowledge of the Company, except as disclosed herein, no proposed director:

(a)	is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was subject, while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company, of a cease trade or an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order"); or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, as at the date of the Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Stephen Quin was a director of Mercator Minerals Ltd. ("Mercator") when it filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) (the "BIA") on August 26, 2014. Mr. Quin ceased to be a director of Mercator on September 4, 2014. Pursuant to section 50.4(8) of the BIA, Mercator was deemed to have filed an assignment in bankruptcy on September 5, 2014 as a result of allowing the ten-day period within which Mercator was required to submit a cash flow forecast to the Official Receiver to lapse.

Marcelo Kim and Javier Schiffrin, who are Director nominees of Paulson pursuant to an investor rights agreement dated March 17, 2016 (the “Paulson Investor Rights Agreement”) entered into by the Company in connection with the March 2016 Offering of the Notes (see “Principal Holders of Voting Shares” above) under which Paulson has, among other rights, the right to designate two nominees to the Board so long as Paulson owns 20% or more of the outstanding Common Shares (calculated on a fully-diluted basis).

Jaimie Donovan, who is a Director nominee of Barrick Gold Corporation (“Barrick”) pursuant to an investor rights agreement dated May 16, 2018 (the “Barrick Investor Rights Agreement”) under which Barrick has, among other rights, the right to designate one nominee to the Board so long as Barrick owns 10% or more of the outstanding Commons Shares.

Other than the above, no other proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the Directors and executive officers of the Company acting solely in such capacity. For further details on the Paulson Investor Rights Agreement and the Barrick Investor Rights Agreement, please see the Company’s news release dated March 3, 2016 and May 9, 2018, respectively, on the Company’s website at www.midasgoldcorp.com and filed under the Company’s profile at www.sedar.com.

APPOINTMENT OF AUDITOR

Deloitte LLP ("Deloitte"), Chartered Professional Accountants, of Vancouver, British Columbia, is the auditor of the Company and was first appointed on September 12, 2011. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Deloitte as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

The aggregate fees billed by Deloitte in the 12-month periods ended December 31, 2017 and December 31, 2018 were as set out below.

12 Months Ended	Audit Fees (1)	Audit Related Fees (2)	Tax Fees	All Other Fees
December 31, 2018	$53,500	Nil	Nil	Nil
December 31, 2017	$50,000	Nil	Nil	Nil

(1) Audit Fees relate to the audit of the Corporation’s annual Financial Statements and the review of the Corporation’s interim Financial Statements.

(2) Audit Related Fees relate to services performed by the auditor in their review of documents that include or refer to their independent auditor’s report.

The Company’s Audit Committee has adopted a pre-approval policy with respect to audit services, audit-related services and permitted non-audit services.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Board is responsible for ensuring the Company’s total compensation strategy is aligned with the Company’s performance and shareholder interests and equitable for participants. To assist with this, the Board maintains a compensation committee (the "Compensation Committee") which as at the date of this Circular, consists of three independent directors, Keith Allred (Chairman), Brad Doores and Donald Young and one non-independent director, Marcelo Kim. The skills and experience in relation to executive compensation of the members of the Compensation Committee are outlined under the section "Election of Directors" above.

The Compensation Committee’s objective is to support and advise the Board in respect of its oversight responsibility by focusing on the Company’s approach to Board and executive compensation plus the use of equity generally across the Company. Further detail on the role of the Compensation Committee is set out in the Compensation Committee Mandate, the text of which is attached as Appendix IV to this Information Circular.

The Compensation Committee is responsible for reviewing the salary levels for each of the Company's "Named Executive Officers" or "NEOs" (as defined below) and other senior executives on a regular basis. It may consider independent salary surveys as well as informal surveys prepared by the Company which are specific to mining and exploration companies. The Compensation Committee reviews the performance of senior executive officers with the President and CEO and, in an in-camera session without the President & CEO present, reviews the performance of the President & CEO. In evaluating the performance of the Company’s executives for the award of bonuses or long-term incentive compensation, the Compensation Committee reviews the achievement of project specific goals included in the Company’s plans such as prospect identification, drill programs, progress on scoping, prefeasibility or feasibility studies on projects and the advancement of projects to development. In addition, corporate objectives such as successful capital-raising, peer benchmarking (as further discussed below) and market performance are considered. To ensure the Compensation Committee is fully informed when making compensation decisions, the Compensation Committee may seek external advice, as required, on compensation policies and practices. (See "Compensation Consultants" below).

With regard to the objectives of the Company's compensation program and strategy, the Company has adopted the following principles in its compensation framework:

a)	The Board seeks to set aggregate compensation at a level which provides the Company with the ability to attract and retain directors and executives of the highest calibre, while incurring a cost which is acceptable to shareholders and appropriate for the Company’s size; and

b)	Directors’ and executives’ interests need to be aligned with the creation of shareholder value and the Company’s performance by:

i.	Providing fair, consistent and competitive compensation and rewards to attract and retain high calibre employees;

ii.	Ensuring that total compensation is competitive with its peers by market standards;

iii.	Incorporating in the compensation framework both short and long-term incentives linked to the strategic goals and performance of the individuals and the Company and shareholder returns;

iv.	Demonstrating a clear relationship between individual performance and compensation; and

v.	Motivating employees to pursue and achieve the long-term growth and success of the Company.

Whilst objective criteria described in item (b) above are the basis of the compensation framework of the Company, the Directors, at their discretion, may also adopt additional compensation principles that are subjective in nature.

When making compensation decisions in relation to the NEOs, the Compensation Committee looks at the compensation of the NEOs relative to the compensation paid to similarly situated executives at companies that the Compensation Committee considers to be peers of the Company. A benchmark group (the "Benchmark Group") is determined by screening and selecting publicly-traded companies in the same general industry (exploration and development companies) and on the basis of comparable size of operations and market capitalization (see further discussion below). The Company aims to compensate employees, including NEOs, through a base salary that is generally in line with the median of the Company’s peer group, but the Board has the discretion to pay above this to attract and retain key employees in achieving the Company’s strategic goals, and in order to address exceptions where there are employees in dual-role positions.

The Compensation Committee reviews the composition of the Benchmark Group periodically to ensure that companies are relevant for comparative purposes, monitors the benchmark group to assess its appropriateness as a source of competitive compensation data, and adds or removes companies as appropriate. The Compensation Committee established the Company's Benchmark Group for the 2018 review and it was comprised of the following companies at the time the review was conducted:

•	Barkerville Gold Mines Ltd.

•	Continental Gold Inc.

•	Corvus Gold Inc.

•	Dalradian Resources Inc.

•	Filo Mining Corp.

•	First Mining Financing Corp.

•	Gold Standard Ventures Corp.

•	Harte Gold Corp.

•	Lumina Gold Corp.

•	NGEx Resources Inc.

•	Orla Mining Ltd.

•	Osisko Mining Inc.

•	Polymet Mining Corp.

•	Premier Gold Mines Limited

•	Sabina Gold & Silver Corp.

•	Victoria Gold Corp.

To qualify, a comparator company should be reasonably similar to Midas Gold in terms of criteria such as the following:

•	are similar in terms of current and planned stage of evolution (i.e. be at the advanced exploration stage or have a project at the pre-development stage or possibly with a project under development); and,

•	have a market capitalization within the broad range of 50% to 200% of Midas Gold’s market capitalization.

The Compensation Committee believes these companies in the benchmark group were, at the time of the review, appropriate for purposes of the Company’s targeted compensation comparison because these companies are likely to compete with the Company for executive talent; the CEO position at such comparators is similar to the position occupied by the Company’s President & CEO; the companies are within the same general industry; and the companies are considered by the Compensation Committee to be within an acceptable market capitalization range when compared to the Company.

Compensation Program Components

The compensation program of the Company is comprised of four components, each of which is further described below:

1.	Annual Base Salary;
2.	Extended Benefits Plan;
3.	Short Term Incentive Plan; and
4.	Long Term Incentive Plan.

Annual Base Salary

The Company compensates employees, including NEOs, through a base salary that is generally in line with the median of the Company’s Benchmark Group (see discussion above), but the Board has the discretion to pay above this level to attract and retain key executives in achieving the Company’s strategic goals, and in order to address certain exceptions, such as where there are persons in dual-role positions. An annual performance review is undertaken with all employees focusing on their performance against their job description, the adequacy of their job description and the whether any changes to base salary is required based on changes in role or responsibility.

Extended Benefits Plan

The Company offers all executives (and other employees) an extended benefits plan that includes the following components:

1.	Life Insurance;
2.	Dependent Life Insurance;
3.	Accidental Death & Dismemberment;
4.	Long Term Disability (Canada only and employee paid);
5.	401(k) Plan (US only, employee and Company contributions);
6.	Basic Health Care;
7.	Extended Health Care; and
8.	Dental Benefits

Short-Term Incentive Plan

The Company incentivizes employees on an annual basis through a Short-Term Incentive Plan ("STIP"). The STIP is performance-based and, for 2016 and 2015, the Company Performance Assessment made up 100% of the STIP payments. In 2015 and 2016, given the particular nature of the Company’s objectives in those years, wherein employees were collectively contributing to a limited number of goals, the Board had resolved to eliminate the individual performance component. Prior to that, the Company’s performance as a whole as well as the individual’s performance were considered. In 2017 and 2018, consideration for awards under the STIP is a blend of corporate performance and personal performance.

A target percentage is determined at the commencement of employment and reviewed on an annual basis through the annual performance review process.

The potential target incentive percentages with regard to the NEOs and certain other employees under the STIP were as follows:

	STIP as %	2018 & 2017 Contribution to STIP		2016 & 2015 Contribution to STIP		Pre-2015 Contribution to STIP
Position	of Annual Salary	Corporate Objectives	Individual Objectives	Corporate Objectives	Individual Objectives	Corporate Objectives	Individual Objectives
President & CEO	65%	100%	0%	100%	0%	100%	0%
COO & MGII President	40%	80%	20%	100%	0%	50%	50%
CFO and Vice Presidents	35%	80%	20%	100%	0%	50%	50%
Managers	20% - 35%	70%	30%	100%	0%	50%	50%

Company’s Performance

On an annual basis, the Board approves a set of corporate objectives that are communicated to all employees, with measurable targets and a percentage allocation to each objective. Each such objective is allocated a percentage of the overall measure of corporate performance. At the commencement of 2018, the Company approved nine corporate objectives. In general, the objectives for 2018 can be summarized as follows:

1.	Regulatory Approval
•	Advance the EIS and regulatory approval of the Stibnite Gold Project as laid out in the Plan of Restoration and Operations or subsequently modified, including various other federal and state permits.

2.	Social licence
•	Continue to expand and illustrate to the public and to stakeholders the social licence to advance the Project in a manner that leads to timely completion of the NEPA review and regulatory approval, while investing in key constituencies.

3.	Feasibility Study
•	Optimize and de-risk the Project through to completion of a feasibility study to define a commercially attractive operation hand in hand with the permitting process.

4.	Basic & Detailed Engineering
•	Undertake basic and detailed engineering for components of the Project required to (a) Support permitting and regulatory approval and (b) Advance the Project towards a construction decision.

5.	Safety & Environment
•	Complete the above in a safe and environmentally sustainable manner.

6.	Value for Shareholders
•	Communicate Project progress to shareholders and investors generally, to ensure that progress translates into value for shareholders.

7.	Management Effectiveness
•	Continue to develop an efficient, effective and collaborative management structure.

8.	Cost Effectiveness
•	Accomplish all of this in a cost-effective manner.

9.	Funding
•	Ensure adequate, and anticipate sufficient, funding to meet the Company’s needs.

The Company’s actual performance is assessed by the Board and a percentage may be approved for allocation to the Company’s component of annual bonuses. The Board then factors the estimated performance for each objective achieved in accordance with the following scale in order to determine the net score:

Performance factor 120% 100% 75% 50% 25%

Performance Level Achieved

Results are extraordinary

Results well beyond those expected

Results satisfactory, objective adequately met

Met most, but not all, aspects of the objective

Met adequate portion of aspects of the objective

Where circumstances beyond the Company’s control affect the achievement of an objective, the Board considers amending objectives throughout the year should the need arise.

Individual Performance

Individual performance against job description and individual performance objectives was reviewed in Q1 2019 for all employees. Where an exceptional contribution to the Company’s performance was recognized, some adjustments to STIP payments were made.

Overall STIP Determination

Once the Company’s performance against corporate objectives and exceptional individual performance against the Company’s objectives has been assessed, the President & CEO makes a recommendation, inclusive of percentages and dollars to be paid, for all NEOs (excluding the President & CEO), as well as other employees, to the Compensation Committee for its approval and recommendation to the Board. The Compensation Committee and the Board consider the overall quantum of the potential bonus allocations in light of the Company’s available funding and may, at its sole discretion, choose to adjust the amount to be paid out under the STIP.

Long-Term Incentive Plan

The Company incentivizes employees, including NEOs, on a long-term basis through a Long-Term Incentive Plan ("LTIP"), which is currently comprised of the granting of stock options. The objectives of the LTIP are to:

1.	Align employee incentives with personal performance individually as well as the Company’s performance as a whole;
2.	Balance the short term with the long-term corporate focus; and
3.	Assist in attracting and retaining high-calibre employees by providing an attractive long-term retention tool that builds an ‘ownership of the Company’ mindset.

Midas Gold’s LTIP targets a grant of 1.75% of the issued share capital of the Company on an annual basis, with employees allocated to tiers or bands based on their position within the Company. Grants outside of this guidance may be made (a) to recognize exceptional performance and/or (b) as a hiring incentive for new employees where it is deemed to be in the Company’s best interest to have an employee with a higher starting stock option position than just the normal annual grant level.

The Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Company, including the LTIP.

Stock Option Plan

Under the LTIP, the Board has the discretion to make annual awards of employee stock options to directors, executives, employees and consultants.

Based on the stage of development of the Company, the Compensation Committee has concluded that it is appropriate for the LTIP to take the form of employee incentive stock options. The Stock Option Plan does not have a fixed maximum number of securities issuable upon the exercise of options, but rather provides that the maximum number of Common Shares which may be made subject to options at any time and from time to time shall not exceed 10% of the total number of Common Shares then outstanding on a non-diluted basis. The Stock Option Plan is considered an "evergreen" plan, since the Common Shares covered by options which have been exercised shall be available for subsequent grants under the Stock Option Plan, and the number of options available to grant increases as the number of issued and outstanding Common Shares of the Company increases.

As of the date of this Information Circular, based upon the number of Common Shares issued and outstanding (235,781,773 Common Shares) and the number of currently outstanding options (19,343,875 options, which represents 8.2% of the Common Shares), the Company could grant options under the Stock Option Plan to purchase up to an additional 4,234,302 Common Shares, bringing the total to 10% of the issued and outstanding Common Shares.

Specific details regarding the Stock Option Plan are provided below:

	As at December 31, 2018		As at March 26, 2019
	Number	Percent	Number	Percent
Common Shares Outstanding	234,812,690	100%	235,781,773	100%
Maximum Options Available (10%)	23,481,269	10%	23,578,177	10%
Outstanding options	16,684,075	7%	19,343,875	8%
Remaining Options	6,797,194	3%	4,234,302	2%

Under the policies of the TSX in relation to "evergreen" stock option plans, within three years after institution and within every three years thereafter, the Company must obtain security holder approval for the unallocated entitlements available under the Stock Option Plan in order to continue to grant awards. The Company received approval from securityholders for the Stock Option Plan at its 2017 Annual General Meeting.

The purpose of the Stock Option Plan is to promote the profitability and growth of the Company by facilitating the efforts of the Company and its subsidiaries to obtain and retain key individuals. The Stock Option Plan provides an incentive for and encourages ownership of the Company's Common Shares by key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company's Common Shares. The Stock Option Plan is used by the Company as an aid in attracting, retaining and encouraging employees and Directors due to the opportunity offered to them to acquire a proprietary interest in the Company.

A description of the material terms of the Stock Option Plan is provided below under the heading "Description of the Stock Option Plan." Please also see the column entitled "Option-Based Awards" in the Summary Compensation Table for further details with regard to stock options in relation to the NEOs for the most recently completed financial year.

Description of the Stock Option Plan

The following is a summary of certain key terms of the Stock Option Plan for reference purposes only. A full copy of the Stock Option Plan is attached as Schedule “A” of the Information Circular.

Eligibility - Employees, officers and Directors, and consultants of the Company (collectively, "participants") are eligible to receive options under the Stock Option Plan.

Determination of Recipients and Terms - The Compensation Committee, based on a recommendation from the President and CEO, determines the participants to whom options are granted, the number of Common Shares to be made subject to and the expiry date of each option granted to each participant and the other terms of each option, including any vesting provisions that may be applicable, all such determinations to be made in accordance with the terms and conditions of the Stock Option Plan, and the Compensation Committee may take into consideration the present and potential contributions of and the services rendered by the particular participant to the success of the Company and any other factors which the Compensation Committee deems appropriate and relevant, including previous grants. All recommended stock option grants are then approved by the Company’s Board. Each option is evidenced by a stock option agreement containing terms and conditions consistent with the provisions of the Stock Option Plan. No participant who is a Director can vote on any motion granting any option to such Director.

Number of Common Shares - The Stock Option Plan provides that the maximum number of Common Shares which may be made subject to options under the Stock Option Plan at any time and from time to time shall not exceed 10% of the total number of Common Shares then outstanding on a non-diluted basis (subject to adjustment with respect to capital changes in accordance with the terms of the Stock Option Plan). In addition, the maximum number of Common Shares which, together with Common Shares subject to all other security-based compensation arrangements of the Company (within the meaning of the policy on security-based compensation arrangements of the TSX) with such participant(s), may be:

a)	reserved for issue to participants who are insiders shall not exceed 10% of the number of Common Shares then outstanding;
b)	issued to participants who are insiders within a one-year period shall not exceed 10% of the number of Common Shares then outstanding;
c)	issued to any one participant who is an insider and the associates of such participant within a one-year period shall not exceed 5% of the number of Common Shares then outstanding; and
d)	reserved for issue to any one participant shall not exceed 5% of the number of Common Shares then outstanding.

For purposes of paragraphs (a) through (d) above, the number of Common Shares then outstanding means the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable option, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period. If options are exercised, or are surrendered, terminate or expire without being exercised in whole or in part, the Common Shares which were the subject of such options may again be made subject to an option.

Exercise Price - The exercise of an option under the Stock Option Plan is determined by the Directors at the time the option is granted, provided that such price can be not less than the market price (being the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant) as of the date of the grant of such option.

Cashless Exercise - The Stock Option Plan contains a cashless exercise feature whereby an option that is eligible for exercise may be exercised on a cashless basis instead of a participant making a cash payment for the aggregate exercise price of the options. When a participant elects the cashless exercise of options by providing the prescribed form of notice of cashless exercise to the Company specifying the number of options to be exercised for cash, the exercise price of the options is advanced by an independent brokerage firm, the advance is deducted from the proceeds of sale of the Common Shares issued on exercise, and the remaining proceeds or Common Shares are paid to the participant after deducting any withholding tax or other withholding liabilities.

Term and Expiry Dates - The maximum term of options granted under the Stock Option Plan is 10 years. The expiry date of an option is the later of: a specified expiry date and, where a blackout period is self imposed by the Company and the specified expiry date falls within, or immediately after, the blackout period, the date that is 10 trading days following the end of such blackout period. Should an option expire immediately after a blackout period self imposed by the Company, the blackout expiration term will be reduced by the number of days between the option expiration date and the end of the blackout period.

Termination of Options – In the event if a participant dies, the option is exercisable by the person(s) to whom the rights of the participant shall pass for a period of one year from the date of the participant’s death or prior to the expiration of the original term of such option, whichever is sooner, to the extent that participant was entitled to exercise the option at such time, subject to the provisions of any employment contract. All options held by a participant whose office or employment is terminated for cause cease to be exercisable as of the date of such termination. If a participant ceases to be eligible under the Stock Option Plan for any reason other than for cause or by virtue of death, options can be exercised by such participant for a period of 30 days or prior to the original expiry date of the option, whichever is sooner, subject to the provisions of any employment contract.

Capital Changes, Corporate Transactions, Take-Over Bids and Change of Control – The Stock Option Plan contains provisions for the treatment of options in relation to capital changes and with regard to amalgamations, consolidations or mergers. The Stock Option Plan provides that if the Company is subject to a bona-fide take-over bid or a change of control (as defined therein) occurs, all Common Shares subject to options immediately become vested and may thereupon be exercised in whole or in part by a respective participant and that the Directors may accelerate the expiry date of outstanding options in connection with such take-over bid.

Amendment – Any amendment, modification, or change of any provision of the Stock Option Plan is subject to the approval, if required, by any regulatory body having jurisdiction. The Stock Option Plan permits the Directors to amend, modify and change the provisions of an option or the Stock Option Plan without obtaining approval of shareholders in the following circumstances:

a)	changes of a clerical nature;
b)	changes to the vesting provisions of options or the Stock Option Plan;
c)	changes to the termination provisions of an option or the Stock Option Plan which do not entail an extension beyond the original expiry date of the option or the Stock Option Plan;
d)	the addition of a cashless exercise feature payable in cash or securities, provided that such feature provides for the full deduction of the number of Common Shares from the number of Common Shares reserved under the Stock Option Plan;
e)	any other amendments of a non-material nature which are approved by the TSX; and
f)	amendments deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws.

Under the Stock Option Plan, the Directors are not, however, permitted to amend the exercise price of any option issued under the Stock Option Plan where such amendment reduces the exercise price of such option, and the Stock Option Plan further provides that all amendments, modifications, or changes not outlined immediately above shall only be effective upon approval of the shareholders of the Company.

Assignability – No rights under the Stock Option Plan and no option awarded pursuant to it are assignable or transferrable by any participant other than pursuant to a will or by the laws of descent and distribution.

Termination of Plan – The Stock Option Plan may be terminated at any time by the Directors. Notwithstanding any such termination, any option outstanding under the Stock Option Plan remains in effect until such option has been exercised, has expired, has been surrendered to the Company or has been terminated.

Burn Rate – The Stock Option Plan burn rate for each of the three most recently completed fiscal years is set out below:

Stock Option Plan
Year End	Options Granted	Weighted Average Shares Outstanding	Burn Rate(1)
2018	5,220,000	216,893,422	2.4%
2017	4,512,500	184,009,046	2.5%
2016	5,456,000	173,972,323	3.1%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the plan by the weighted average number of securities outstanding for the applicable fiscal year.

Compensation Consultants

No compensation consultant or advisor has, at any time since the beginning of the Company's most recently completed financial year, been retained to assist the Board or Compensation Committee in determining compensation for any of the Company's Directors and executive officers. On an annual basis the Company conducts an in-house review of the publicly available compensation paid to NEOs or their nearest equivalent for approximately 15-20 peers, the list of peers being derived from a published brokerage report for the sector that listed approximately 40 exploration and development companies, which in 2018 was then reduced to 16 based on market capitalizations ranging from 50% to 200% of the Company’s market capitalization. The Compensation Committee met in February 2019 to consider the results of the 2018 peer review and concluded that there would be no general adjustment to the compensation framework for NEOs, but some individual’s compensation was adjusted as a result of the peer review.

Compensation Risk Considerations

The Board considers the implications of the risks associated with the Company’s compensation policies and practices when determining rewards for its officers and Directors.

In order to assist the Board in fulfilling its oversight responsibilities with respect to risk management in terms of the Company’s compensation structure, the Compensation Committee reviews, on at least an annual basis, the Company’s compensation policies and practices. As part of such review process, the Compensation Committee endeavours to identify any practices that may encourage a Director, officer or employee to expose the Company to unacceptable or excessive risk.

Executive compensation is comprised of both short-term compensation in the form of a base salary, and the STIP (i.e. incentive cash bonuses) and LTIP (i.e. grants of incentive stock options). This structure ensures that a significant portion of executive compensation is both long-term and "at risk" and, accordingly, is directly linked to the achievement of business results and the creation of long term shareholder value.

As discussed above under the heading "Description of the Stock Option Plan", the Board also has the ability to set out vesting periods in each stock option agreement. As the benefits of such long-term compensation would not be realized by officers and Directors until a significant period of time has passed, the ability of such persons to take inappropriate or excessive risks that are beneficial to their personal compensation at the expense of the Company and the shareholders is limited. Furthermore, all elements of executive compensation are discretionary in nature. As a result, it is unlikely an officer would take inappropriate or excessive risks at the expense of the Company or the shareholders that would be beneficial to his/her short-term individual compensation when their long-term compensation might be put at risk from such actions.

Due to the relatively small size of the Company and its current management group, the Board is also able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may also be identified and mitigated through regular Board meetings during which financial and other information of the Company is regularly reviewed.

The Compensation Committee currently believes that the Company's compensation policies do not encourage NEOs or individuals at principal business units or divisions of the Company to take inappropriate or excessive risks. The Company's compensation policies are structured such that there are generally restrictions on the maximum payout of the variable components of compensation as a percentage of salary in relation to performance bonuses and as maximum number of Common Shares issuable pursuant to an option granted under the Stock Option Plan.

The following components of the Company's compensation framework are specifically designed to mitigate against compensation-related risks:

•	The Stock Option Plan provides that the maximum number of Common Shares which may be made subject to options under the Stock Option Plan at any time and from time to time shall not exceed 10% of the total number of Common Shares then outstanding on a non-diluted basis.

•	Vesting periods under the Stock Option Plan are generally in four equal installments over a three-year period from the date of grant.

•	Bonus payments to a NEO in any given year are capped as a maximum percentage of base salary, as described in the "Short Term Incentive Plan - Overall STIP Determination" section, above.

•	Bonus payments are generally derived from performance against pre-approved annual objectives for both the Company and the individuals (except the President & CEO, who is only assessed against corporate objectives).

As of the date of this Information Circular, no risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Financial Instruments

The Company has not adopted a formal policy prohibiting Named Executive Officers or Directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation or held, directly or indirectly, by such Named Executive Officers or Directors. As of the date of this Information Circular, the Company is not aware of any Named Executive Officer or Director having entered into such type of transaction.

Share Performance Graph

The following graph and table illustrates the Company’s cumulative (to December 31, 2018) shareholder return based on a $100 investment (since December 31, 2013) in the Company’s Common Shares compared to the cumulative return on a comparable investment in the S&P/TSX Composite Index and the Market Vectors Junior Gold Miners ETF ("GDXJ") for the same period, ended December 31, 2018, each such index as published by the TSX.

The year-end values of each index investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid (there have been no dividends paid in relation to the Common Shares). The calculations exclude trading commissions and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown in the following graph.

TOTAL SHAREHOLDER RETURN COMPARISON
(Based on an initial investment of $100 on December 31, 2013 to December 31, 2018)

As previously noted, the Compensation Committee considers various factors in determining the compensation of the Named Executive Officers and Common Share performance is one performance measure that is reviewed and taking into consideration with respect to executive compensation. As a gold exploration company, the price of the Common Shares can be impacted by the market price of gold, which can fluctuate widely and be affected by numerous factors that are beyond the Company’s control. General and industry-specific market and economic factors may also affect the price of the Common Shares.

Share-based and Option-Based Awards

The process that the Company uses to grant option-based awards to executive officers is disclosed elsewhere in this Information Circular, including under "Stock Option Plan" and "Description of the Stock Option Plan" above.

Compensation Governance

The Company has a Compensation Committee, which is further described under the heading "Compensation Discussion and Analysis – Compensation Committee" above and under the sub-section "Compensation of Directors and Officers" under the heading "Corporate Governance Disclosure" below.

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with National Instrument Form 51-102F6 - Statement of Executive Compensation) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company in respect of each of the individuals comprised of persons acting as the Chief Executive Officer and the Chief Financial Officer for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, and each individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

					Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)(1)	Share-Based Awards ($)	Option-Based Awards ($)(2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)(3)	All Other Compensation ($)	Total Compensation ($)(1)
Stephen Quin,	2018	320,000	Nil	94,517	Nil (4)	Nil	Nil	Nil	414,517
President and CEO	2017	320,000	Nil	183,389	Nil (4)	Nil	Nil	Nil	503,389
	2016	320,000	Nil	419,454	Nil (4)	Nil	Nil	Nil	739,454
Laurel Sayer, MGII	2018	278,662	Nil	63,554	75,815	Nil	12,015	Nil	430,046
President (5)	2017	279,070	Nil	115,273	63,999	Nil	11,163	Nil	469,505
	2016	81,979	Nil	542,760	22,186	Nil	Nil	Nil	646,924
John Meyer, VP	2018	265,701	Nil	50,517	63,300	Nil	10,628	Nil	390,146
Development	2017	266,090	Nil	91,695	52,835	Nil	10,644	Nil	421,263
	2016	271,523	Nil	32,427	90,504	Nil	10,861	Nil	405,315
Robert Barnes,	2018	240,103	Nil	50,517	53,989	Nil	10,527	Nil	355,136
COO (6)	2017	249,703	Nil	94,315	54,068	Nil	9,988	Nil	408,074
	2016	283,113	Nil	32,427	84,636	Nil	11,325	Nil	411,500
Darren Morgans, CFO	2018	220,000	Nil	50,517	47,965	Nil	Nil	Nil	318,482
	2017	220,000	Nil	91,695	42,926	Nil	Nil	Nil	354,621
	2016	220,000	Nil	32,427	57,758	Nil	Nil	Nil	310,185
Anne Labelle, VP	2018	67,646	Nil	50,517	Nil	Nil	Nil	293,370	411,534
Legal & Sustainability (7)	2017	245,000	Nil	91,695	48,470	Nil	Nil	Nil	385,165
	2016	245,000	Nil	32,427	63,009	Nil	Nil	Nil	340,436

(1)	All compensation amounts awarded, earned, paid, or payable are reflected in Canadian Dollars, John Meyer, Bob Barnes and Laurel Sayer’s compensation is paid in USD and have been translated at the average exchange rate for the relevant year.
(2)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following the key assumptions and estimates for each calculation: expected dividend yield 0% (2017- 0% and 2016 – 0%), expected stock price volatility 64% (2017 – 66% and 2016 – 65%),weighted average risk free interest rate 2.1% (2017 – 1.2% and 2016 – 0.7% ), and expected life of options of 5 years (2017 – 5 years and 2018 – 5 years). The Company chose this methodology as it is the standard for exploration companies in Canada and has been consistently applied by the Company for valuing option based awards by the Company since inception.
(3)	Mr. Barnes, Ms. Sayer and Mr. Meyer received contributions from the Company to their 401(k) plans.
(4)	Mr. Quin’s performance evaluation for 2018, 2017 and 2016 resulted in the board approving amounts of $123,677, $98,004 and $159,191 respectively under the annual incentive plan; however, Mr. Quin elected to forgo all of his proposed annual incentive bonus payments. In 2018, 2017 and 2016 the Company elected to donate the amount forgone by Mr. Quin to charity in the Company’s name.
(5)	Ms. Sayer was appointed as President & CEO of Midas Gold Idaho, Inc. (“MGII”, a wholly owned subsidiary of Midas Gold Corp) on September 20, 2016. Immediately prior to such appointment, Ms. Sayer was a director of Midas Gold Corp. The above compensation only relates to Ms. Sayer’s capacity as an executive.
(6)	Mr. Barnes retired as COO of the Corporation on February 28, 2018, however remained with the Corporation in other capacities.
(7)	Ms. Labelle left the Corporation as an employee on March 15, 2018 and her other compensation represents her severance payments.

Incentive Plan Awards

Named Executive Officers are eligible for grants of stock options under the Company’s LTIP though the Stock Option Plan. For details of the Company’s LTIP and Stock Option Plan, see "Long Term Incentive Plan" and "Stock Option Plan" above.

The Company does not currently have an equity award plan that provides compensation based on achievement of certain performance goals or similar conditions within a specified period, or a share-based award plan under which equity-based instruments that do not have option-like features, can be issued.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding at the year ended December 31, 2018, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#) (2)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units Of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Stephen Quin, President and CEO (3)	260,000 67,500 1,060,000 350,000 290,000	0.46 0.31 0.66 0.89 0.59	January 6, 2020 January 6, 2021 April 19, 2021 January 5, 2022 January 4, 2023	623,675	n/a	n/a	n/a
Laurel Sayer, MGII President (4)	97,500 65,000 30,000 15,000 500,000 600,000 220,000 195,000	0.46 0.31 0.39 0.66 0.88 0.92 0.89 0.59	January 6, 2020 January 6, 2021 March 21, 2021 April 19, 2021 Sep 19, 2021 Sep 30, 2022 January 5, 2022 January 4, 2023	264,150	n/a	n/a	n/a
John Meyer, VP Development	80,000 130,000 45,000 135,000 30,000 175,000 155,000	0.72 0.46 0.42 0.31 0.66 0.89 0.59	January 8, 2019 January 6, 2020 May 25, 2020 January 6, 2021 April 19, 2021 January 5, 2022 January 4, 2023	274,850	n/a	n/a	n/a
Robert Barnes, COO (5)	100,000 160,000 65,000 135,000 30,000 180,000 155,000	0.72 0.46 0.42 0.31 0.66 0.89 0.59	January 8, 2019 January 6, 2020 May 25, 2020 January 6, 2021 April 19, 2021 January 5, 2022 January 4, 2023	305,800	n/a	n/a	n/a

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#) (2)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units Of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Darren Morgans, CFO	130,000 45,000 135,000 30,000 175,000 155,000	0.46 0.42 0.31 0.66 0.89 0.59	January 6, 2020 May 25, 2020 January 6, 2021 April 19, 2021 January 5, 2022 January 4, 2023	255,650	n/a	n/a	n/a
Anne Labelle, VP Legal & Sustainability (6)	130,000 45,000 33,750 30,000 175,000 155,000	0.46 0.42 0.31 0.66 0.89 0.59	January 6, 2020 May 25, 2020 January 6, 2021 April 19, 2021 January 5, 2022 January 4, 2023	189,838	n/a	n/a	n/a

(1)	This amount is calculated based on the difference between the market value of the Common Shares underlying the options on December 31, 2018, which was $0.96, and the exercise or base price of the option. Such amount may not represent the amount that the respective Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our several factors, including actual operating performance, share price fluctuations and the Named Executive Officer’s continued employment with the Company.
(2)	All options granted have a five-year term and vest one quarter per year commencing on the grant date, except for 600,000 options granted to Ms. Sayer which have a six-year term and vest on successful permitting of the Project, with staggered vesting dates related to the timing of permit approval.

(3)	In 2014, due to limited capacity for the Company to grant options, Mr. Quin waived his annual grant of options in order to provide a greater allocation to other employees. In 2016, Mr. Quin was granted additional options in recognition of his success in completing the financing in March 2016 and in order to better align his interests with those of the shareholders.
(4)	Ms. Sayer was appointed President and CEO of MGII on September 30, 2016. The above option-based awards were granting in her capacity as an executive and a director prior to her ceasing to be a director of the Company on September 20, 2016. The 500,000 options were granted as an additional incentive to joining the Company and to better align Ms. Sayer with other executives who had been accumulating option grants over several years. The 600,000 option grant was an additional incentive and only become vested on successful permitting of the Project, with staggered vesting dates related to the timing of permit approval.

(5)	Mr. Barnes retired as COO of the Corporation on February 28, 2018, however remained with the Corporation in other capacities.
(6)	Ms. Labelle left the Corporation as an employee on March 15, 2018, however remained with the Corporation in other capacities

Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Named Executive Officers are as follows:

Name	Option-Based Awards - Value Vested During the Year ($)(1)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Stephen Quin President and CEO	136,263	n/a	n/a
Laurel Sayer MGII President	13,200	n/a	n/a
John MeyerVP Development	23,100	n/a	n/a
Robert Barnes COO (2)	27,250	n/a	n/a
Darren Morgans CFO	23,100	n/a	n/a
Anne Labelle, VP Legal & Sustainability (3)	23,100	n/a	n/a

(1)	This amount is the dollar value that would have been realized if the options or warrants had been exercised on the vesting date by calculating the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. As all options and warrants were granted with an exercise price equal to market price, all such options carried a nil value on the initial vesting date of one-quarter of the options on the date of grant. Such amount may not represent the amount that the respective Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our several factors, including actual operating performance, share price fluctuations and the Named Executive Officer’s continued employment with the Company.
(2)	Mr. Barnes retired as COO of the Corporation on February 28, 2018, however remained with the Corporation in other capacities.
(3)	Ms. Labelle left the Corporation as an employee on March 15, 2018, however remained with the Corporation in other capacities

PENSION PLAN BENEFITS

The Company does not have a pension plan or any defined contribution plan that provides for payments or benefits to the Named Executive Officers or directors at, following, or in connection with retirement. The Company does make matching contributions, with restrictions, to 401k plans for employees of Midas Gold Idaho, Inc.

TERMINATION AND CHANGE OF CONTROL BENEFITS

As of the date of this Information Circular, the Company has employment agreements with each of the Named Executive Officers, which includes compensation in the form of salary, bonuses, and option share awards as well as for payment or benefits in the event of termination of employment or change of control of the Company. In order to ensure the continued dedication of the Named Executive Officers, the Board has determined that it is in the best interests of the Company and its shareholders to provide the Named Executive Officers and certain other key employees with additional financial security in the event of certain terminations and or a change of control of the Company.

In the agreements, "change of control" is defined as the acquisition by any person or by any person and a person "acting jointly or in concert with" such person, as defined in MI 62-104 - Take-Over Bids and Issuer Bids, whether directly or indirectly, of voting securities which, when added to all other voting securities of the Company at the time held by such person or by such person and a person "acting jointly or in concert with" another person, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company. "Good reason" means the occurrence, within 12 months of a change of control, of any of the following without the NEO’s written consent:

(i)	a meaningful and detrimental change in the employee’s position, title, duties or responsibilities form those in effect immediately prior to a change of control;

(ii)	a change in the principal head office of the employer to a location more than 50 kilometres from the then-current location of the principal head office of the Company;

(iii)	any reduction in the employee’s salary or other remuneration; or

(iv)	a demand by the Company that the employee cease working or providing services for remuneration to another entity where the Company and employee had previously agreed that the employee could engage in such activities, provided that a demand that the employee not increase the average monthly hours devoted to the third entity shall not constitute "good reason".

If, as the result of a "change of control" of the Company, if any of the NEO’s experience "good reason" as described above, each is entitled to a severance payment in lieu of notice as set out below:

NEO	Salary	Additional
Stephen Quin	24 months	An amount equal to 130% of his annual salary in effect at the time of termination.
Laurel Sayer	12 months	An amount equal to 40% of her annual salary in effect at the time of termination
John Meyer	12 months	An amount equal to 35% of his annual salary in effect at the time of termination
Robert Barnes	Mr. Barnes retired as COO of the Corporation on February 28, 2018, however remained with the Corporation in other capacities. In his new capacity he is not entitled to severance.
Darren Morgans	12 months	An amount equal to 35% of his annual salary in effect at the time of termination
Anne Labelle	Ms. Labelle left the Corporation as an employee on March 15, 2018, however remained with the Corporation in other capacities. In her new capacity she is not entitled to severance.

In the event of a change of control, all unvested incentive share options in the Company held by the NEO shall immediately vest and the incentive share options shall remain exercisable until the expiry of the original term.

At any time in circumstances where there is no cause for termination and no change of control, by the provision of written notice of termination from the Company, the Company is obligated to provide the terminated NEO with a lump sum severance payment, as set out in the table below:

NEO	Payment amount
Stephen Quin	(a) 24 months’ salary; and (b) an amount equal to 200% of the amount (if any) determined as payable to Mr. Quin under the annual incentive plan during the last complete bonus year.
Laurel Sayer	(a) 12 months’ salary; and (b) an amount equal to the amount (if any) determined as payable to Ms. Sayer under the annual incentive plan during the last complete bonus year.
John Meyer	(a) 12 months’ salary; and (b) an amount equal to the amount (if any) determined as payable to Mr. Meyer under the annual incentive plan during the last complete bonus year.

NEO	Payment amount
Robert Barnes	Mr. Barnes retired as COO of the Corporation on February 28, 2018, however remained with the Corporation in other capacities. In his new capacity he is not entitled to severance.
Darren Morgans	(a) 12 months’ salary; and (b) an amount equal to the amount (if any) determined as payable to Mr. Morgans under the annual incentive plan during the last complete bonus year.
Anne Labelle	Ms. Labelle left the Corporation as an employee on March 15, 2018, however remained with the Corporation in other capacities. In her new capacity she is not entitled to severance.

If the NEO is terminated without cause, the NEO shall have 90 days from the last day of work to exercise any incentive share options of the Company that have vested as of the last day of work and which are unexercised as of the last day of work.

Estimated Incremental Payments on Change of Control

The table below sets out the estimated incremental payments, payables and benefits due to each of the NEO’s on termination on change of control assuming termination on December 31, 2018:

Name	Base Salary ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
Stephen Quin	670,000	-	435,500	1,105,500
Laurel Sayer(1)	300,124	-	120,050	420,174
John Meyer(1)	279,661	-	97,881	377,542
Robert Barnes	Mr. Barnes retired as COO of the Corporation on February 28, 2018, however remained with the Corporation in other capacities. In his new capacity he is not entitled to severance.
Darren Morgans	235,000	-	82,250	317,250
Anne Labelle	Ms. Labelle left the Corporation as an employee on March 15, 2018, however remained with the Corporation in other capacities. In her new capacity she is not entitled to severance.

(1)	Mr. Meyer and Ms. Sayer are compensated in USD and the above payments are translated at the USD: CAD exchange rate on December 31, 2018 of 1 : 1.3642.

DIRECTOR COMPENSATION

Under the Company's policies with regard to Director compensation, the Company’s executive Directors (as of the date of this Information Circular, Stephen Quin is the only executive Director) do not receive fees for Board service. In addition, Mr. Schiffrin and Mr. Kim, as nominees of Paulson & Co., elected to receive no directors’ fees or options. Ms. Donovan, as a nominee of Barrick, has also elected to not receive directors’ fees or options. The compensation for the non-executive Directors includes the following payments:

(i)	a $22,080 annual cash retainer;
(ii)	a $18,400 annual cash retainer for the Chairman of the Board;
(iii)	a $11,500 annual cash retainer for the Chairman of the Audit Committee;
(iv)	a $4,025 annual cash retainer for each Chairman of the Corporate Governance and Nominating Committee, Compensation Committee, and Environment, Health & Safety Committee;
(v)	a $2,875 annual cash retainer for each member (excluding the Chairman) of the Audit Committee, Corporate Governance and Nominating Committee, Compensation Committee, and Environment, Health and Safety Committee.

Payments are made quarterly to the Directors. Additionally, the Board may consider discretionary grants of stock options to non-executive Directors from time to time. The Company also reimburses Directors for all reasonable out-of-pocket costs incurred by them in connection with their services to the Company. No additional fees were paid to the members of the Special Committee.

The compensation described above was approved by the Compensation Committee of the Board effective January 1, 2018 after a review the directors’ fees paid to a group of comparable companies at the time. At a Compensation Committee meeting in November 2017, it was agreed that the US based independent non-executive directors (Mr. Allred and Mr. Bogert) would receive the above payments in nominal US dollars. This increase was effective October 1, 2017.

The table below sets out the amounts, before any withholdings, that each non-executive Director earned in fees and all other amounts of compensation during the year ended December 31, 2018 for his or her services as a Director:

Director Name	Fees Earned ($)	Share-Based Awards ($)	Option Based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Keith Allred	38,839	n/a	26,072	n/a	n/a	n/a	64,911
Michael Bogert (1)	20,689	n/a	26,072	n/a	n/a	n/a	46,761
Jaimie Donovan (2)	nil	n/a	nil	n/a	n/a	n/a	nil
Brad Doores (3)	11,010	n/a	40,464	n/a	n/a	n/a	51,474
Mark Hill (4)	nil	n/a	nil	n/a	n/a	n/a	nil
Marcelo Kim (5)	nil	n/a	nil	n/a	n/a	n/a	nil
Peter Nixon	47,380	n/a	26,072	n/a	n/a	n/a	73,452
Javier Schiffrin (5)	nil	n/a	nil	n/a	n/a	n/a	nil
Donald Young	36,455	n/a	26,072	n/a	n/a	n/a	62,527

(1) Mr. Bogert resigned from the Board on August 9, 2019 and was appointed as General Counsel for Midas Gold Idaho, Inc.

(2) Ms. Donovan was appointed to the Board on January 31, 2019 and has elected not to receive directors’ fees or option based awards.

(3) Mr. Doores was appointed to the Board on August 9, 2018.

(4) Mr. Hill was appointed to the Board on May 22, 2018 and resigned from the Board on January 31, 2019. During his appointment he elected not to receive directors’ fees or option based awards.

(5) Mr. Kim and Mr. Schiffrin have elected not to receive directors’ fees or option based awards.

Incentive Plan Awards

Under the Company's Stock Option Plan, Directors are eligible to receive stock options. As is the case with officers and employees, the purpose of granting such options is to assist the Company in attracting, retaining and encouraging the Directors and to closely align their personal interests to that of the shareholders of the Company.

See "Stock Option Plan" above for details regarding the Stock Option Plan.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors who is not a Named Executive Officer:

	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options(1,2)	Option Exercise Price	Option	Value of Unexercised In-The-Money Options (3)	Number of Shares or Units Of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed
Director Name	(#)	($)	Expiration Date	($)	(#)	($)	($)
Keith Allred	97,500	0.46	January 6, 2020	148,500	n/a	n/a	n/a
	65,000	0.31	January 6, 2021
	30,000	0.39	March 21, 2021
	15,000	0.66	April 19, 2021
	90,000	0.89	January 5, 2022
	80,000	0.59	January 4, 2023
Jaimie Donovan(4)	nil	n/a	n/a	nil	nil	nil	nil
Brad Doores (5)	80,000	0.88	August 10, 2023	6,400	n/a	n/a	n/a
Marcelo Kim (6)	nil	n/a	n/a	nil	nil	nil	nil
Peter Nixon	40,000	0.72	January 8, 2019	141,850	n/a	n/a	n/a
	65,000	0.46	January 6, 2020
	65,000	0.31	January 6, 2021
	30,000	0.39	March 21, 2021
	15,000	0.66	April 19, 2021
	90,000	0.89	January 5, 2022
	80,000	0.59	January 4, 2023
Javier Schiffrin (6)	nil	n/a	n/a	nil	nil	nil	nil
Donald Young	65,000	0.31	January 6, 2021	99,750	n/a	n/a	n/a
	30,000	0.39	March 21, 2021
	15,000	0.66	April 19, 2021
	90,000	0.89	January 5, 2022
	80,000	0.59	January 4, 2023

(1)	All options awarded January 8, 2014, vest one-third per year commencing on January 8, 2014, and have a five-year term.
(2)	All options awarded subsequent to January 8, 2014, vest one-quarter per year commencing on grant date and have a five-year term.
(3)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $0.96, and the exercise or base price of the option. Such amount may not represent the amount that the respective Director will actually realize from the awards. Whether, and to what extent, a Director realizes value will depend on our several factors, including actual operating performance, share price fluctuations and the Director's continued membership on the Board.
(4)	Ms. Donovan was appointed to the Board on January 31, 2019 and has elected not to receive directors’ fees or option based awards.
(5)	Mr. Doores was appointed to the Board on August 9, 2018.
(6)	Mr. Schiffrin and Mr. Kim have elected not to receive directors’ fees or option based awards.

Incentive Plan Awards - Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of awards granted to each of the Directors who is not a Named Executive Officer are as follows:

Director Name	Option-Based Awards - Value Vested During The Year ($)(1)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Keith Allred	13,200	n/a	n/a
Michael Bogert (2)	113	n/a	n/a
Jaimie Donovan(3)	nil	n/a	n/a
Brad Doores (4)	nil	n/a	n/a
Mark Hill (5)	nil	n/a	n/a
Marcelo Kim (6)	nil	n/a	n/a
Peter Nixon	12,225	n/a	n/a
Javier Schiffrin(6)	nil	n/a	n/a
Donald Young	12,225	n/a	n/a

(1)	This amount is the dollar value that would have been realized if the options had been exercised on the vesting date by calculating the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. As all options were granted with an exercise price equal to market price, all such options carried a nil value on the initial vesting date. Such amount may not represent the amount that the respective Director will actually realize from the awards. Whether, and to what extent, a Director realizes value will depend on our several factors, including actual operating performance, share price fluctuations and the Director's continued membership on the Board.
(2)	Mr. Bogert resigned from the Board on August 9, 2019 and was appointed as General Counsel for Midas Gold Idaho, Inc., the above amounts only represent his services as a director.
(3)	Ms. Donovan was appointed to the Board on January 31, 2019 and has elected not to receive directors’ fees or option based awards
(4)	Mr. Doores was appointed to the Board on August 9, 2018.
(5)	Mr. Hill was appointed to the Board on May 22, 2018 and resigned from the Board on January 31, 2019. During his appointment he elected not to receive directors’ fees or option based awards.
(6)	Mr. Schiffrin and Mr. Kim have elected not to receive directors’ fees or option based awards.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	16,684,075	$0.70	6,797,194
Equity compensation plans not approved by securityholders	Nil	n/a	n/a
Total	16,684,075	$0.70	6,797,194

The only compensation plan under which equity securities of the Company are authorized for issuance is the Stock Option Plan. As noted under the heading "Stock Option Plan" above, the Company's Stock Option Plan was adopted by the Board of directors on July 6, 2011, prior to the completion of the Company's initial public offering and listing on the TSX, which completed on July 14, 2011, and subsequently amended by the Directors in 2012 to add a cashless exercise feature and received securityholder approval at the Company's 2014 and 2017 Annual General Meetings.

The section entitled "Incentive Plan Awards" above contain further information regarding options granted to the Named Executive Officers and non-executive Directors under the Stock Option Plan as at the end of the financial year ended December 31, 2018.

Subsequent to year end, an additional 4,365,000 options were granted to employees and of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at March 26, 2019, there was no indebtedness, other than routine indebtedness as defined under applicable securities laws, outstanding of any current or former executive officer, Director, or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the financial year ended December 31, 2018, was a Director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted, other than routine indebtedness as defined under applicable securities laws, to the Company or any of its subsidiaries; or

(ii)	whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

STAKEHOLDER COMMUNICATIONS

Stakeholders may communicate with the Company by contacting the Corporate Secretary at the Company’s head office address or through the Company’s website and, if a stakeholder so requests, comments in writing provided by stakeholders will be forwarded to the independent Directors. Stakeholders should be prepared to identify themselves as a condition to having their comments forwarded to the independent Directors.

The Board of Directors reviews the Company’s significant communications with investors and the public, including the Company’s annual audited financial statements, quarterly unaudited financial statements, management’s discussion and analysis, annual information forms, and management information proxy circulars.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and, to the knowledge of the Company, no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of Directors or the appointment of auditors, with the exception of the approval of the Stock Option Plan pursuant to the policies of the TSX. See "Particulars of Other Matters to be Acted Upon – Approval of the Company’s Evergreen Stock Option Plan" for further information.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102) or proposed Director of the Company and, to the knowledge of the Company, no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiaries are performed to any substantial degree by a person other than the Directors, executive officers or full-time employees of the Company.

Corporate Governance Disclosure

National Policy 58-201 – Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. National Instrument 58-101 - Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which such disclosure for the Company is set out below.

Independence of Members of Board

The Company's Board currently consists of eight (8) Directors, all of whom are standing for re-election at the Meeting. The majority of the Directors are independent, including the Chairman, Peter Nixon. The Board has made an affirmative determination that four (4) of the Directors are independent based upon the applicable tests for independence set forth in National Instrument 52-110 – Audit Committees. With the exception of Stephen Quin, Marcelo Kim, Javier Schiffrin and Jaimie Donovan, the Board has determined that all other Directors are independent of management and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company of each of its Directors. In determining that all Directors (except each of Mr. Quin, Mr. Schiffrin, Ms. Donovan and Mr. Kim) are independent, the Board took into consideration the fact that each of the other Directors is not an officer or employee of the Company, a former officer or employee, or a party to any material contract with the Company and that none receive remuneration from the Company in excess of Directors’ fees and stock option grants. Mr. Quin is not considered independent as he has a material relationship with the Company due to being an executive officer (President and CEO) of the Company. Mr. Kim and Mr. Schiffrin are not considered independent as they are both Partners at Paulson, which the Board has determined has a material relationship with the Company. Ms. Donovan is not considered independent as she is an employee of Barrick Gold, which the Board has determined has a material relationship with the Company. Mr. Schiffrin, Mr. Kim and Ms. Donovan have all waived Director’s fees and stock option grants. As disclosed under the heading "Principal Holders of Voting Shares", Paulson purchased Notes under the Offering, which such Notes are convertible to acquire up to approximately 35.1% of the currently issued and outstanding Common Shares on a partially diluted basis (assuming conversion of only Paulson’s Notes). Paulson also have certain rights pursuant to the Investor Rights Agreement. Barrick Gold purchased 19.9% of the Company’s shares in May 2017.

The size of the Company is such that all the Company’s operations are conducted by a small management team, one of whom (the President and CEO, Stephen Quin) is also on the Board. The independent Directors exercise their responsibilities for independent oversight of management through their majority control of the Board. In addition, the Board has separate roles for the Chairman of the Board, Mr. Nixon, and the President and Chief Executive Officer, Mr. Quin.

The independent Directors meet regularly and hold private sessions without the presence of the non-independent Director and management. During the financial year ended December 31, 2018, 35 such private sessions were held (including board, standing committee and Special Committee meetings). The independent Directors are also encouraged to meet at any other time they consider necessary without any members of management, including the non-independent Director, being present. Further supervision is performed through the Board’s four standing committees, three of which are composed entirely of non-executive, independent Directors and all of which meet regularly without management being in attendance. The Board’s four standing committees are as follows: the Audit Committee; the Compensation Committee; the Corporate Governance and Nominating Committee; and the Environmental, Health and Safety Committee. The Audit Committee also meets with the Company's external auditors without management being in attendance.

To promote the exercise of independent judgment by Directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered would not be present for discussions relating to such matter and would not participate in any vote on such matter.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers (or the equivalent in a foreign jurisdiction) is described in the tables provided under the section entitled "Election of Directors" in this Information Circular.

Participation of Directors in Board Meetings

During the financial year ended December 31, 2018, 35 Board and standing committee meetings were held. The attendance record of each director, in their capacity as a director, for Board and standing committee meetings held in 2018 was as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended	Corporate Governance and Nominating Committee Meetings Attended	Environmental, Health, and Safety Committee Meetings Attended	Total Number of Meetings Attended	Attendance Record
Non-Independent
Stephen Quin President & CEO	14 of 14 100%	n/a(1)	n/a(1)	n/a(1)	4 of 4 100%	17 of 17	100%
Victor Flores(2)	3 of 3 100%	n/a	n/a	n/a	2 of 2 100%	5 of 5	100%
Javier Schiffrin(3)	11 of 11 100%	n/a	n/a	n/a	1 of 1 100%	12 of 12	100%
Marcelo Kim(4)	14 of 14 100%	n/a	1 of 1 100%	n/a	4 of 4 100%	18 of 18	100%
Mark Hill (5)	4 of 5 80%	n/a	0 of 1 0%	n/a	0 of 1 0%	4 of 7	57%
Jaimie Donovan(6)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Independent
Keith Allred(7)	14 of 14 100%	4 of 4 100%	5 of 5 100%	8 of 8 100%	3 of 3 100%	34 of 34	100%
Michael Bogert (8)	8 of 8 100%	n/a	4 of 4 100%	6 of 6 100%	n/a	18 of 18	100%
Brad Doores(9)	5 of 5 100%	n/a	1 of 1 100%	2 of 2 100%	n/a	8 of 8	100%
Peter Nixon	14 of 14 100%	4 of 4 100%	n/a(1)	8 of 8 100%	n/a(1)	26 of 26	100%
Donald Young	14 of 14 100%	4 of 4 100%	5 of 5 100%	n/a	n/a	19 of 19	100%

(1)	Mr. Nixon and Mr. Quin as guests, attended, committee meetings in addition to the committees of which they are members. In total, Mr. Quin and Mr. Nixon attended 35 of 35 committee and Board Meetings.
(2)	Mr. Flores resigned from the Board on March 21, 2018.
(3)	Mr. Schiffrin was appointed to the Board on March 21, 2018 and to the EH&S Committee on September 17, 2018.
(4)	Mr. Kim was appointed to the Compensation Committee on September 17, 2018.
(5)	Mr. Hill was appointed to the Board on May 22, 2018 and resigned from the Board on January 31, 2019. Mr. Hill was appointed to the CG&N Committee on September 17, 2018.
(6)	Ms. Donovan was appointed to the Board on January 31, 2019 and was appointed to the CG&N Committee on February 21, 2019
(7)	Mr. Allred left the EH&S Committee on September 17, 2018, due to the appointment of the Barrick nominee to the Committee.
(8)	Mr. Bogert resigned from the Board, CG&N Committee and Compensation Committee on August 8, 2018.
(9)	Mr. Doores was appointed to the Board on August 10, 2018 and to the Compensation and Corporate Governance & Nominating Committees on September 17, 2018.

Summary of 2018 Meetings

The following Board and committee meetings were held during the year ended December 31, 2018:

Full Board – 14 Meetings

Number of Meetings which included sessions without the presence of Named Executive Officers who are also Directors – 14

Audit Committee – 4 Meetings

Number of Meetings which included sessions without the presence of Named Executive Officers who are also Directors – 4

Compensation Committee – 5 Meetings

Number of Meetings which included sessions without the presence of Named Executive Officers who are also Directors – 5

Corporate Governance and Nominating Committee – 8 Meetings

Number of Meetings which included sessions without the presence of Named Executive Officers who are also Directors– 8

Environmental, Health, & Safety – 4 Meetings

Number of Meetings which included sessions without the presence of Named Executive Officers who are also Directors – 4

Board Mandate

The Board has adopted a Board Mandate, the text of which is attached as Appendix I to this Information Circular.

Position Descriptions

The Board has adopted written position descriptions for the Chief Executive Officer, the Chairman of the Board, and for the Chair of each standing committee.

Orientation and Continuing Education

The Chairman of the Company takes primary responsibility for the orientation and continuing education of Directors. The Corporate Governance and Nominating Committee is also responsible for determining appropriate orientation and education programs for new Board members. New Directors are provided with an overview of their role as a member of the Board and its committees, and the nature and operation of the Company’s business and affairs. New Directors are provided with opportunities to visit the Company’s operations and have discussions with the Company’s operating personnel. New Directors also have the opportunity to discuss the Company’s affairs with legal counsel as well as the representatives of the Company’s external auditors.

All Board members are provided with a monthly management report which details the Company’s business results and operations and senior management regularly makes presentations to the full Board on the main areas of the Company’s business. Board members have full access to the Company's records.

To help ensure that Directors maintain the skill and knowledge necessary to meet their obligations as Directors, Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and to visit the Company’s operations.

All Board members are provided with the Company’s Board policy manual, including all corporate governance policies, the Board’s mandate, charters of each of the committees, Board and committee chair position descriptions, corporate policies and other relevant information. The Board also has access to publicly-filed documents of the Company, including technical reports and financial information and access to management, consultants, and technical experts, should the need arise.

All Board members have been to the Stibnite Gold Project site and it is the Company’s intention to hold one of its quarterly board meetings at the site each year to provide the Directors with additional and on-going exposure to the Stibnite Gold Project site.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and crucial to meet the Company's responsibilities to shareholders and other stakeholders. All Directors, officers and employees of the Company are expected to maintain and enhance the Company’s standing as a vigorous and ethical member of the business community.

The Company and its employees, personally and on behalf of the Company, are required to comply with the laws, policies and other regulations applicable to the Company and its business, respect the protection of internationally proclaimed human rights and recognize the responsibility to observe those rights.

Accordingly, the Board has adopted a Code of Conduct and Ethical Values Policy (the "Code"), which is posted on the Company’s website at www.midasgoldcorp.com and filed under the Company's profile at www.sedar.com. The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board.

It is ultimately the Board of Directors’ responsibility for monitoring compliance with the Code. The Board of Directors has delegated this responsibility to the Corporate Governance and Nominating Committee which, among other things, reviews the Code periodically. To date, no waivers of the Code have been granted nor has there been any material change report filed that pertains to any conduct of a Director or executive officer of the Company that constitutes a departure from the Code.

The Company has also established a Whistle-Blower Policy whereby the Board of Directors has delegated the responsibility of monitoring complaints regarding accounting, internal controls or auditing matters to the Audit Committee. Monitoring of accounting, internal controls and auditing matters, as well as violations of the law, the Code and other Company policies or directives, occurs through the reporting of complaints and concerns through an anonymous whistleblower hotline, via email, or through a secure Internet reporting service in accordance with the Company’s Whistle-Blower Policy. A copy of the Whistle-Blower Policy is available on the Company’s website at www.midasgoldcorp.com.

Certain of the Company's Directors serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, a Director may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Board, a Director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such Director will not participate in negotiating and concluding terms of any proposed transaction.

The Board also requires that Directors and executive officers who have an interest in a transaction or agreement with the Company to promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for identifying potential Board candidates. The Corporate Governance and Nominating Committee is composed entirely of non-executive, independent Directors. The Corporate Governance and Nominating Committee reviews the competencies and skills that the Company’s Board of Directors, as a whole, possesses; assesses potential Board candidates relative to perceived needs on the Board for required skills, expertise, independence and other factors; and recommends candidates for nomination, appointment, election and re-election to the Board. Members of the full Board and representatives of the mining industry are consulted for possible candidates.

The Company is committed to gender diversity on its Board of Directors, as well as at the senior level of management. (See "Policies Regarding the Representation of Women on the Board", "Consideration of the Representation of Women in the Director Identification and Selection Process" and "Consideration Given to the Representation of Women in Executive Officer Appointments" below for further information.) The board ensures, in the process of ongoing Board renewal and the continuing search for a diverse mix of talent and competency, that new appointments advance that commitment in a timely fashion.

Further to the above commitment, the Board will seek out candidates with common attributes such as integrity, intelligence, sound business judgement, independence of mind and the ability to learn and understand all aspects of the company's business. Recruits to the Board will also be highly qualified in their respective areas of expertise and possess a mix of skill and experience that, collectively, will allow the Board to function at a high level and add value to the enterprise.

The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Corporate Governance and Nominating Committee, as detailed in Appendix III to this Information Circular. The Corporate Governance and Nominating Committee is responsible for annually assessing Board performance, assessing the contribution of the Board, committees and all Directors annually, and planning for the succession of the Board. See "Board Committees" and Board Assessments" below for further information.

Compensation of Directors and Officers

The Compensation Committee, which is composed entirely of non-executive and independent Directors, is responsible for reviewing the adequacy and form of non-executive Directors’ and senior officers’ compensation to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective Director and senior officer. The Compensation Committee annually reviews the adequacy and form of the compensation of the Company’s senior officers' and non-executive Directors’ and makes recommendations to the Board with respect to the Company’s directorship fee structure and compensation.

The Compensation Committee has a written charter that sets out the committee’s responsibilities, structure and operations. Pursuant to its mandate, the Compensation Committee duties and responsibilities are as follows:

(a)	to recommend to the Board compensation policies and guidelines for application to Midas Gold;

(b)	to work with management so that Midas Gold has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management;

(c)	to review corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer (provided, that notwithstanding the foregoing, the Committee shall approve all awards to the Chief Executive Officer pursuant to the Midas Gold stock option plan and any other plan that delegates to the Committee such authority) and to approve compensation for all other designated officers after considering the recommendations of the Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board;

(d)	to implement and administer compensation policies approved by the Board concerning the following:

(i)	executive compensation, contracts, stock plans or other incentive plans, including making awards of equity-based compensation and options, or where the plan or contract does not delegate to the Committee such authority, making recommendations to the Board regarding such awards; and,

(e)	from time to time, to review the Company’s broad policies and programs in relation to benefits;

(f)	to annually receive from the Chief Executive Officer recommendations concerning annual compensation policies and budgets, including stock options, for all employees;

(g)	from time to time, to review with the Chief Executive Officer the Company’s broad policies on compensation for all employees and overall labour relations strategy for employees;

(h)	to develop and monitor the overall approach to remuneration for the directors of Midas Gold and, subject to approval by the Board, to implement a remuneration program for the directors and the roles within the Board committees;

(i)	to periodically review the adequacy and form of the compensation of directors so that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly;

(j)	to report regularly to the Board on all of the Committee’s activities and findings during that year;

(k)	to develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders; and

(l)	to review executive compensation disclosure before publicly disclosed.

See "Compensation Committee" under the "Statement of Executive Compensation" above for addition details regarding the Compensation Committee, including with regard to the engagement of any compensation consultant or advisor.

Board Committees

The Company has four standing committees: Audit, Compensation, Corporate Governance and Nominating, and Environmental, Health and Safety.

The primary function of the Audit Committee is to assist the Directors in fulfilling its oversight responsibilities with respect to the Company’s financial reporting and continuous disclosure; the Company’s systems of internal controls and financial reporting processes; and the review and appraisal of the performance and independence of the Company’s external auditors. The Audit Committee is composed entirely of non-executive, independent (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110, Audit Committees) Directors and each member meets the requirement of financial literacy as prescribed by the appropriate regulatory bodies.

The Compensation Committee, under the supervision of the Board, has overall responsibility for monitoring trends in compensation philosophy and practices, making recommendations regarding appropriate levels and types of executive compensation that are competitive and motivating in order to attract, hold and inspire the Chief Executive Officer, Chief Financial Officer other senior officers and other key employees, and for reviewing trends in compensation philosophy and practices for independent Directors and making recommendations in that regard. The Compensation Committee is comprised of a majority of non-executive, independent Directors and one non-independent Director.

The primary function of the Corporate Governance and Nominating Committee is to assist the Board of Directors by establishing and leading the process for identifying, recruiting, and recommending candidates for nomination, appointment, election and re-election to the Board; assessing Board performance; and determining appropriate orientation and education programs for new Board members. The Corporate Governance and Nominating Committee is comprised of a majority of non-executive, independent Directors and one non-independent Director.

Other than the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee, the Company also has an Environment, Health and Safety Committee, which is not currently composed entirely of independent members as Mr. Quin, an executive Director and Mr. Schiffrin and Mr. Kim, non-independent Directors, serve on such Committee.

The Environment, Health and Safety Committee reviews environmental, occupational health, safety and sustainable development reports of the Company; oversees the Company’s environmental and safety performance; and monitors and reviews current and future regulatory issues relating to the environment, health, safety and sustainable development and making recommendations on significant matters, where appropriate, to the Board.

Midas Gold is committed at all times to take into consideration the environment, health, safety and welfare of the communities in which it has operations, development and exploration activities and to strive to be legally compliant, and economically, environmentally, socially and ethically responsible. The Environmental, Health, and Safety Committee, under the supervision of the Board, has overall responsibility for overseeing the development and implementation of policies and procedures for ensuring a safe and healthy work environment.

Ad Hoc Special Committees

The Board does not have any other standing committees. From time to time, ad hoc special committees of the Board may be appointed. The primary function of a Special Committee is to efficiently consider and make recommendations to the full Board in respect of any potential future transaction involving a financing, business combination, acquisition or sale initiated by a third party in respect of the Company or its business and assets. The Special Committee is responsible for reviewing all aspects of any such transaction and making recommendations to the full Board with respect thereto, and was established as a separate special committee of the Board in order to ensure that all relevant facts, issues and associated transactions are reviewed and approved by Directors who are not subject to any conflict of interest and, as such, can consider transactions with the best interests of the Company and its shareholders exclusively in mind.

Board Assessments

The Board annually, and at such other times as it deems appropriate, will review the performance and effectiveness of the Board, the Directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board will conduct informal surveys of its Directors, receive an annual report from the Corporate Governance and Nominating Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or an individual committee may review its respective mandate or charter and conduct reviews of applicable corporate policies.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits for its Directors. The Company believes that term limits are an arbitrary mechanism for removing Directors and can result in highly qualified and experienced Directors forced out solely based on the length of their service. The Corporate Governance and Nominating Committee, however, reviews on at least an annual basis the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of Directors, or other adjustments as appropriate.

To ensure adequate renewal of the Board, the Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the Directors and the committees of the Board to determine whether changes in size, personnel or responsibilities are warranted or advisable. To assist in its review, the Board will conduct informal surveys of the Directors, receive an annual report from the Corporate Governance and Nominating Committee on its assessment of the functioning of the Board, and reports from each committee respecting each committee's own effectiveness.

As discussed above under "Board Assessments", as part of its annual review, the Board assesses the skills of its Board members in a variety of areas critical to the effective oversight of the Company. These assessments with regard to skills ensure that the Board possesses the requisite expertise, experience, and operational and business insight for the effective stewardship of the Company. As part of its assessment, the Board also considers, among other diversity factors, whether there are women on the Board and the committees.

The results of such assessments and surveys are reported to the Board and the Chairman, together with any recommendations from the Corporate Governance and Nominating Committee for improving the composition of the Board.

The Corporate Governance and Nominating Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Company's projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the annual review processes performed by the Board and its committees; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of the Company.

Policies Regarding the Representation of Women on the Board

The Company adopted a Diversity Policy during 2016 which sets forth the Company’s commitment and approach to achieving and maintaining diversity on its Board and in Executive Officer or Senior Management positions. In this Policy, diversity refers to all the characteristics that make individuals different from each other. It includes, but is not limited to, characteristics such as gender, geographical representation, education, skills and experience, ethnicity, age and personal circumstances.

The Corporate Governance and Nominating Committee has had considerable discussion regarding gender diversity and the benefits thereof and the Company is committed to gender diversity on the Board, as well as at the senior levels of management. The Board ensures, in the process of ongoing Board renewal and the continuing search for a diverse mix of talent and competency, that, where possible, new appointments will advance the Company 's commitment to diversity in a timely fashion.

Consideration of the Representation of Women in the Director and Executive Officer Identification and Selection Process

Board and Executive Officer Appointments

The Board, with the assistance of the Corporate Governance and Nominating Committee or any other person who identifies or nominates Board members or Executive Officers for appointment, will, in the process of identifying and considering candidates for appointment/election to the Board or to Executive Officer positions:

•	review the Board skills & competencies assessments, developed and maintained to identify the skills and competencies required for the Board and to monitor how those requirements are currently satisfied, along with potential areas for growth and improvement;

•	review the current list of potential candidates, developed and maintained to the extent feasible to address the diversity objectives of this Policy;

•	consider candidates who are highly qualified based on their experience, professional expertise, personal skills, qualities and values;

•	consider diversity criteria defined in this Policy and specifically the level of representation of women on the Board, in Executive Officer and Senior Management positions, in order to promote gender diversity;

•	take into account that qualified candidates for Directors may be found in a broad range of organizations, including privately held businesses, profit and not-for profit associations, academic institutions and other entities in addition to the traditional candidate pool of corporate directors; and

•	engage, where appropriate, qualified independent executive search firms to conduct searches for candidates, to help achieve the Company’s diversity objectives in relation to the Board and Executive Officer positions.

Senior Management Appointments

The Chief Executive Officer of Midas Gold, with the assistance of the Chief Executive Officer of Midas Gold Idaho Inc. (“MGII”), will, when identifying and considering the selection of candidates for appointment/promotion to Senior Management positions:

•	consider candidates who are highly qualified based on their experience, professional expertise, personal skills, qualities and values;

•	consider diversity criteria defined in this Policy and specifically the level of representation of women in Senior Management positions, in order to promote gender diversity;

•	take into account that qualified candidates may be found in a broad range of organizations, including privately held businesses, profit and not-for profit associations, academic institutions and other entities in addition to the traditional candidate pool of corporate senior managers;

•	engage, where appropriate, qualified independent executive search firms to conduct searches for candidates, to help achieve the Company’s diversity objectives in relation to Senior Management positions.

43

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has not, at this time, established fixed targets in relation to any specific diversity characteristics, however; it aspires towards meaningful progress being achieved in future with respect to the number of women on the Board and in Executive Officer or Senior Management positions.

The Company believes that adopting such targets may unduly restrict its ability to nominate, select, hire or promote the best candidate for the position in question, however, the Company remains committed to an inclusive and diverse Board and workplace. The Company intends to continue to include gender and other diversity measures as among the factors that are considered when nominating directors and hiring executive officers.

Number of Women on the Board and in Executive Officer Positions

Of the Company's current Board of eight directors, there is one female director. Of the seven directors on the MGII Board, four are female.

Of the Company's three executive officers, there are currently no females. Laurel Sayer was appointed President & CEO of the Company’s wholly-owned operating subsidiary, MGII, in September 2016. The Company's Manager, Investor Relations and Corporate Secretary (Liz Monger), the Corporate Secretary of MGII (Tanya Nelson) and MGII’s VP External Affairs (Mckinsey Lyon), are women.

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, directors’ and officers’ liability insurance policies to provide insurance against possible liabilities incurred by them in their capacity as Directors and officers of the Company.  The policies provide coverage of up to $30 million per occurrence per policy year.  Claims under the policies are subject to a deductible of $50,000 per securities claim and $50,000 for all other occurrences.  The premiums for these policies for the year ended December 31, 2018, totaled $60,200.

AUDIT COMMITTEE INFORMATION

Information regarding the Company’s Audit Committee, together with a copy of the Audit Committee’s mandate, is contained in Audit Committee Information section of the Company’s most recently filed Annual Information Form filed under the Company’s profile on SEDAR at www.sedar.com. The Company has also included the Audit Committee’s mandate as Appendix II herein for ease of reference.

OTHER MATTERS

Management of the Company is not aware of any matter to come before the Meeting other than as noted immediately above or otherwise set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information regarding the Company is available at www.midasgoldcorp.com and on SEDAR at www.sedar.com. Shareholders may contact the Company at: Tel: (778) 724-4700; Fax: (604) 558-4700; or Email: info@midasgoldcorp.com, to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year, which are available on SEDAR at www.sedar.com.

DATED this 26h day of March, 2019

BY ORDER OF THE BOARD

"Stephen Quin"

__________________________

Stephen Quin

President and CEO

APPENDIX i

BOARD MANDATE

A.	INTRODUCTION

The Board of Directors (the “Board”) has a stewardship responsibility for the conduct of the business of Midas Gold Corp. (the “Corporation”) and the activities of management. Whereas management is responsible for the day-to-day conduct of the business, it is the role of the Board to provide oversight and direction regarding the Corporation’s strategic plan and long-term goals. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to oversee that the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests that its other stakeholders, such as employees, customers and communities, may have in the Corporation. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the Corporation, and any of its subsidiary companies.

B.	PROCEDURES AND ORGANIZATION

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles of the Corporation and the British Columbia Business Corporations Act (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board. See Schedule A for the Corporation’s organizational chart and Roles & Responsibilities Matrix.

C.	DUTIES AND RESPONSIBILITIES

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

1.	Legal Requirements

The Board is responsible for overseeing that management is in compliance with all regulatory requirements whereby all documents and records are prepared, approved, and maintained;

(a)	The Board shall meet at least quarterly; and

(b)	The Board has the statutory responsibility to:

(i)	manage or, to the extent it is entitled to delegate such power, to supervise the management of the business and affairs of the Corporation by the senior officers of the Corporation;

(ii)	act honestly and in good faith with a view to the best interests of the Corporation;

(iii)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)	act in accordance with its obligations contained in the Act and the regulations thereto, the Corporation’s Articles, securities legislation of each province and territory of Canada, and other relevant legislation and regulations.

2.	Independence

The Board has the responsibility to put in place appropriate structures and procedures to permit the Board to function independently of management. The Board shall have a majority of independent directors as well as an independent Chair or an independent Lead Director, as the term “independent” is defined within the meaning of all applicable Canadian and U.S. securities laws and the rules of each stock exchange on which the Corporation’s securities are listed (collectively, the “Applicable Regulations”), except if and to the extent that the Applicable Regulations permit otherwise. In addition, each member of the Board and each member of each committee of the Board shall meet such other qualification requirements as may be set forth in the Applicable Regulations.

The Board shall annually make an affirmative determination as to the independence of each member of the Board under the Applicable Regulations.

Also, the Board will include an “in camera” session for the independent directors at each Board meeting, and the independent directors shall also meet as often as necessary in order to fulfill their responsibilities.

3.	Strategy Determination

The Board has the responsibility to put in place long-term goals and a strategic planning process for the Corporation and to participate with management directly or through its committees in developing and approving the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Corporation’s business.

4.	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to put in place systems which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5.	Division of Responsibilities

The Board has the responsibility to:

(a)	appoint and delegate responsibilities to committees where appropriate to do so; and

(b)	develop position descriptions for:

(i)	the Board;

(ii)	the Chairman;

(iii)	the Chair of each Board Committee;

(iv)	the Chief Executive Officer;

(v)	the Chief Financial Officer;

(vi)	the President.

To assist it in exercising its responsibilities, the Board hereby establishes four standing committees of the Board: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health & Safety Committee. The Board may also establish other standing committees from time to time.

Each committee shall have a written mandate that clearly establishes its purpose, responsibilities, members, structure and functions. Each mandate shall be reviewed by both the committee itself and the Board regularly. The Board is responsible for appointing committee members.

6.	Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

(a)	to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to satisfy itself as to the integrity of the Chief Executive Officer, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

(b)	to develop or approve the corporate goals or objectives that the Chief Executive Officer is responsible for;

(c)	based on the recommendation of the Compensation Committee of the Board, to approve the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer;

(d)	to approve the appointment of all corporate officers, acting upon the advice of the Chief Executive Officer and to satisfy itself as to the integrity of such corporate officers;

(e)	to review and discuss with management the Corporation’s leadership development and training program. Also, the Board will consult with management to put in place a management succession planning process. to adopt an orientation program for new directors. This program will include, but not be limited to, access to recent minutes of Board meetings, corporate documents, interviews with senior managers, and when appropriate, site visits.

(f)	to create a culture of integrity throughout the Corporation;

(g)	to communicate to management the Board’s expectations of management;

(h)	to set out expectations and responsibilities of directors including attendance at meetings and review of meeting materials.

7.	Policies, Procedures and Compliance

The Board has the responsibility:

(a)	to oversee that the Corporation has in place policies and structures that lead the Corporation to operate at all times within applicable laws, regulations and our ethical standards; and

(b)	to approve and monitor compliance with significant policies and procedures by which the Corporation is operated.

8.	Reporting and Communication

The Board has the responsibility:

(a)	based on the recommendations of the Corporate Governance and Nominating Committee of the Board, approve the nomination of new director nominees;

(b)	to oversee that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(c)	to review and discuss the process whereby the financial performance of the Corporation is reported to shareholders, other security holders and regulators on an accurate, timely and regular basis;

(d)	to review the procedures that management has put in place to facilitate the timely reporting of developments that have a significant and material impact on the value of the Corporation;

(e)	to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year; and

(f)	to develop the Corporation’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

9.	Monitoring and Acting

The Board has the responsibility:

(a)	to monitor the Corporation’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b)	to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

(c)	to oversee the adequacy of the corporation’s control and information systems for the effective discharge of its responsibilities;

(d)	to review the regular assessments of the Board conducted by the Corporate Governance and Nominating Committee;

(e)	to review the risks of the Corporation and ensure adequate processes are in place to identify, monitor, mitigate and/or address the risks identified; and,

(f)	to oversee the Corporation’s Anti-Bribery and Anti-Corruption Policy and monitor and review the processes that are in place to maintain compliance with the Extractive Sector Transparency Measures Act.

APPENDIX II

AUDIT COMMITTEE MANDATE

A.	PURPOSE

The overall purpose of the Audit Committee (the “Committee”) of Midas Gold Corp. (the “Corporation”) is assist the board of directors (the “Board”) of the Corporation in fulfilling its oversight responsibilities for:

1.	the integrity, quality and transparency of the Corporation’s financial statements;

2.	the Corporation’s internal control over financial reporting;

3.	the Corporation’s compliance with legal and regulatory requirements which relate to financial reporting;

4.	the appointment (subject to shareholder ratification) of the Corporation’s external auditor and approval of its compensation as well as responsibility for its independence, qualifications and performance of all audit and audit related work; and

5.	such other duties as assigned to it from time to time by the Board.

The function of the Committee is oversight. The members of the Committee are not full-time employees of the Corporation. The Corporation’s management is responsible for the preparation of the Corporation’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Corporation’s external auditor is responsible for the audit and quarterly review, when applicable, of the Corporation’s financial statements in accordance with applicable auditing standards and laws and regulations.

In carrying out its oversight role, the Committee and the Board recognize that the Corporation’s management is responsible for:

1.	implementing and maintaining suitable internal controls and disclosure controls;

2.	the preparation, presentation and integrity of the Corporation’s financial statements; and,

3.	the appropriateness of the accounting principles and reporting policies that are used by the Corporation.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board. The Board will appoint members to the Committee and the Committee will elect a Committee Chair from among the Committee’s membership.

2.	The Board will ensure that the Chair of the Committee and its members are independent and financially literate, as defined in National Instrument 52-110 (“NI 52-110”).

3.	The Committee will meet at least four times a year. The Chair of the Committee has the authority to convene additional meetings, as circumstances warrant. The Committee will invite members of management, the auditor or others to attend meetings and provide pertinent information, as necessary. The Committee will hold private meetings with each of the external auditor, and senior management. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials.

4.	No business shall be transacted by the Committee, except at a meeting where a majority of the members are present, either in person or by teleconference or video conference.

5.	The Committee may:

(a)	engage outside legal, audit or other counsel and/or advisors at the Corporation’s expense, without the prior approval of the directors of the Corporation;

(b)	set and pay the compensation of any advisors employed by the Committee;

(c)	review any corporate counsel’s reports of evidence of a material violation of security laws or breaches of fiduciary duty;

(d)	seek any information it requires from employees – all of whom are directed to cooperate with the Committee’s request – or external party; and

(e)	meet and/or communicate directly with the Corporation’s officers, the external auditor or outside counsel, as necessary.

6.	The Committee’s business will be recorded in minutes of the Committee meetings, which shall be submitted to the Board. The Committee Secretary will normally be the Corporate Secretary.

C.	ROLES AND RESPONSIBILITIES

The Committee will carry out the following duties and responsibilities:

1.	Financial Statements and Related Disclosure Documents

The duties and responsibilities of the Committee as they relate to the financial statements and related disclosure documents are to:

(a)	review and discuss with management and the external auditor, when the external auditor is engaged to perform an interim review, the interim and annual consolidated financial statements and the related disclosures contained in Management’s Discussion and Analysis and recommend these documents to the Board for approval, prior to the public disclosure of this information by the Corporation. Such discussion shall include:

(i)	the external auditor’s judgment about the quality, not just the acceptability, of accounting principles applied by the Corporation;

(ii)	the reasonableness of any significant judgments made;

(iii)	the clarity and completeness of the financial statement disclosure;

(iv)	any accounting adjustments that were noted or proposed by the external auditor but were not made (whether immaterial or otherwise); and

(v)	any communication between the audit team and their national office relating to accounting or auditing issues encountered during their work.

(b)	review and recommend approval to the Board of the following financial sections of:

(i)	annual Report to shareholders;

(ii)	Annual Information Form

(iii)	prospectuses;

(iv)	annual and interim press release disclosing financial results, when applicable; and,

(v)	other financial reports requiring approval by the Board.

(c)	review disclosures related to any insider and related party transactions.

2.	Internal Controls

The duties and responsibilities of the Committee as they relate to internal and disclosure controls as well as financial risks of the Corporation are to:

(a)	periodically review and assess with management and the external auditor the adequacy and effectiveness of the Corporation’s systems of internal control over financial reporting and disclosure, including policies, procedures and systems to assess, monitor and manage the Corporation’s assets, liabilities and expenses. In addition, the Committee will review and discuss the appropriateness and timeliness of the disposition of any recommendations for improvements in internal control over financial reporting and disclosure procedures;

(b)	obtain and review reports of the external auditor on significant findings and recommendations on the Corporation’s internal controls, together with management’s responses; and,

(c)	periodically discuss with management, the Corporation’s policies regarding financial risk assessment and financial risk management, including an annual review of insurance coverage. While it is the responsibility of management to assess and manage the Corporation’s exposure to financial risk, the Committee will discuss and review guidelines and policies that govern the process. The discussion may include the Corporation’s financial risk exposures and the steps management has taken to monitor and control such exposures, including hedging, foreign exchange, internal controls, and cash and short-term investments.

3.	External Auditor

The duties and responsibilities of the Committee as they relate to the external auditor of the Corporation shall be to:

(a)	receive reports directly from and oversee the external auditor;

(b)	discuss with representatives of the external auditor the plans for their quarterly reviews, when applicable, and annual audit, including the adequacy of staff and their proposed fees and expenses. The Committee will have separate discussions with the external auditor, without management present, on:

(i)	the results of their annual audit and applicable quarterly reviews;

(ii)	any difficulties encountered in the course of their work, including restrictions on the scope of activities or access to information;

(iii)	management’s response to audit issues and, when applicable, quarterly review issues; and,

(iv)	any disagreements with management.

(c)	pre-approve all audit and allowable non-audit fees and services to be provided by the external auditor in accordance with securities laws and regulations. The Committee will pre-approve all audit and non-audit services to be provided by the external auditor in advance of work being started on such services. The Committee Chair may approve proposed audit and non-audit services between Committee meetings and will bring any such approvals to the attention of the Committee at its next meeting;

(d)	recommend to the Board that it recommend to the shareholders of the Corporation the appointment and termination of the external auditor;

(e)	receive reports in respect of quarterly reviews, when applicable, and audit work of the external auditor and, where applicable, oversee the resolution of any disagreements between management and the external auditor;

(f)	ensure that at all times there are direct communication channels between the Committee and the external auditor of the Corporation to discuss and review specific issues, as appropriate;

(g)	meet separately, on a regular basis, with management and the external auditor to discuss any issues or concerns warranting Committee attention. As part of this process, the Committee shall provide sufficient opportunity for the external auditor to meet privately with the Committee;

(h)	at least annually, assess the external auditor’s independence and receive a letter each year from the external auditor confirming its continued independence;

(i)	allow the external auditor of the Corporation to attend and be heard at any meeting of the Committee;

(j)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the external auditor to ensure compliance with NI 52-110;

(k)	review and report quarterly to the Board on the Company’s compliance with the Anti-Bribery/Anti-Corruption Policy;

(l)	at least annually, evaluate the external auditor’s qualifications, performance and independence and report the results of such review to the Board; and

4.	Whistleblower

The duties and responsibilities of the Committee as they relate to the Whistleblower Policy of the Corporation shall be to:

(a)	establish and review procedures established with respect to employees and third parties for:

(i)	the receipt, retention and treatment of complaints received by the Company, confidentially and anonymously, regarding accounting, financial reporting and disclosure controls and procedures, or auditing matters; and

(ii)	dealing with the reporting, handling and taking of remedial action with respect to alleged violations of accounting, financial reporting and disclosure controls and procedures, or auditing matters, as well as certain other alleged illegal or unethical behaviour, in accordance with the Corporation’s related policy and procedures.

5.	Compliance

The duties and responsibilities of the Committee as they relate to the Corporation’s Compliance are to:

(a)	review disclosures made by the Corporation’s Chief Executive Officer and Chief Financial Officer regarding compliance with their certification obligations as required by the regulators;

(b)	review the Corporation’s Chief Executive Officer and Chief Financial Officer’s quarterly and annual assessments of the design and operating effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting, respectively;

(c)	review the findings of any examination by regulatory agencies, and any auditor observations; and,

(d)	receive reports, if any, from management and corporate legal counsel of evidence of material violation of securities laws or breaches of fiduciary duty.

6.	Reporting Responsibilities

It is the duty and responsibility of the Committee to:

(a)	regularly report to the Board on Committee activities, issues and related recommendations; and,

(b)	report annually to the shareholders, describing the Committee’s composition, responsibilities and how they are discharged, and any other information required by legislation.

7.	Other Responsibilities

Other responsibilities of the Committee are to:

(a)	perform any other related activities as requested by the Board;

(b)	review and assess the adequacy of the Committee mandate annually, requesting Board approval for proposed changes; and,

(c)	institute and oversee special investigations, as needed.

APPENDIX III

CORPORATE GOVERNANCE AND NOMINATING
COMMITTEE MANDATE

A.	PURPOSE

The overall purpose of the Corporate Governance and Nominating Committee (the “CG&N Committee”) of Midas Gold Corp. (“Midas Gold”) is to provide a focus on corporate governance that will enhance corporate performance, and to provide oversight, on behalf of the Board of Directors (the “Board”) and shareholders, that the corporate governance system is effective in the discharge of its obligations to Midas Gold’s stakeholders.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The CG&N Committee shall consist of at least three members of the Board, all of whom shall be non-management directors, and “independent” within the meaning of all applicable Canadian securities laws and the rules of each stock exchange on which Midas Gold’s securities are listed (collectively, the “Applicable Regulations”), except if and to the extent that the Applicable Regulations permit otherwise.

2.	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the CG&N Committee for the ensuing year. The Board may at any time remove or replace any member of the CG&N Committee and may fill any vacancy in the CG&N Committee.

3.	Unless the Board shall have appointed a chair of the CG&N Committee, the members of the CG&N Committee shall elect a chair from among their number.

4.	The secretary of the CG&N Committee shall be the Corporate Secretary, unless otherwise determined by the CG&N Committee.

5.	The CG&N Committee shall have the opportunity to meet at each regularly scheduled board meeting, but not less than twice per year, and at such locations as the Chair of the CG&N Committee shall determine and may also meet at any other time or times on the call of the Chair of the CG&N Committee or any two of the other members.

6.	The quorum for meetings shall be a majority of the members of the CG&N Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other.

7.	Any two directors may request the Chair to call a meeting of the CG&N Committee and may attend at such meeting or inform the CG&N Committee of a specific matter of concern to such directors, and may participate in such meeting to the extent permitted by the Chair of the CG&N Committee.

8.	The CG&N Committee shall have access to such officers, employees and the external auditors and legal counsel of Midas Gold, and to such information respecting Midas Gold, and may engage separate independent counsel and advisors at the expense of Midas Gold, all as it considers necessary or advisable in order to perform its duties and responsibilities. Expenditures or commitments in excess of $25,000 are subject to board approval.

C.	DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the CG&N Committee shall be as follows:

(b)	to develop and monitor the overall approach to corporate governance issues and, subject to approval by the Board, to implement and administer a system of corporate governance which reflects superior standards of corporate governance practices;

(c)	to report annually to the shareholders, through the annual management proxy circular or annual report to shareholders, on Midas Gold’s system of corporate governance and the operation of its system of governance, having reference to National Policy 58-201 Corporate Governance Guidelines;

(d)	to analyze and report annually to the Board as to the relationship of each director to Midas Gold, and to make annual recommendations to the Board as to whether such director should be classified as an independent director, a related director or an unrelated director;

(e)	to advise the Board or any of the committees of the Board of any corporate governance issues which the CG&N Committee determines ought to be considered by the Board or any such committee;

(f)	review and report quarterly to the Board on the Company’s compliance with the Anti-Bribery/Anti-Corruption Policy;
(g)	to review with the Board, on a regular basis but not less than annually, the role of the Board, the mandate of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities;

(h)	to develop and implement a process for evaluating the performance of the board of directors and committees of the board as well as the chair persons of such committees. To annually evaluate the performance of such committees and chair persons and the Board. Additionally the committee will develop a similar process to be conducted on a regular, but not annual, basis to evaluate the performance of individual directors and the chair person;

(i)	to recommend to the Board a system which enables a committee or an individual director to engage separate independent counsel and advisors at the expense of Midas Gold in appropriate circumstances and, upon the approval by the Board of such a process, to be responsible for the management and administration thereof;

(j)	be responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of the shareholders, and in so doing consider:

i.	the competencies and skills that the board considers to be necessary for the board, as a whole, to possess;

ii.	the competencies and skills that the board considers each existing director to possess; and

iii.	the competencies and skills each new nominee will bring to the boardroom.

(k)	ensure an appropriate orientation and continuing education program is in place for new and existing directors;

(l)	whenever the Chairman of the Board is also the Chief Executive Officer of Midas Gold, to establish practices and procedures to permit the Board to act independently, and to act as a forum for concerns of individual directors regarding matters not readily or easily brought to a full Board meeting for discussion;

(m)	to review, discuss and approve on an annual basis the policies of the Corporation;

(n)	to oversee the Corporation’s Anti-Bribery and Anti-Corruption Policy and monitor and review the processes that are in place to maintain compliance with the Extractive Sector Transparency Measures Act; and,

(o)	review such other matters as may be referred to the Committee by the Board.

APPENDIX IV

COMPENSATION COMMITTEE MANDATE

A.	PURPOSE

The overall purpose of the Compensation Committee (the “Committee”) of Midas Gold Corp. (“Midas Gold”) is to implement and oversee human resources and compensation policies approved by the Board of Directors (the “Board”) of the Corporation.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board, all of whom shall be non-management directors, and “independent”, within the meaning of all applicable Canadian securities laws and the rules of each stock exchange on which Midas Gold’s securities are listed (collectively, the “Applicable Regulations”), except if and to the extent that the Applicable Regulations permit otherwise.

2.	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee. Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their number.

3.	The secretary of the Committee shall be the Corporate Secretary, unless otherwise determined by the Committee.

4.	The Committee shall have the opportunity to meet at each regularly scheduled board meeting, but not less than twice per year, and at such locations as the Chair of the Committee shall determine and may also meet at any other time or times on the call of the Chair of the Committee or any two of the other members. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

5.	The Chief Executive Officer shall be available to advise the Committee, shall receive notice of all meetings of the Committee and may attend meetings at the invitation of the Chair of the Committee; provided, that the Chief Executive Officer may not be present during the Committee’s voting or deliberations on the compensation of the Chief Executive Officer.

6.	The Committee shall have access to such officers and employees and such information respecting Midas Gold and may, in its sole discretion, engage such compensation consultants, independent legal counsel and other advisors (collectively, “Compensation Advisors”) at the expense of Midas Gold, all as it considers to be necessary or advisable in order to perform its duties and responsibilities. Prior to engaging any Compensation Advisor, the Committee shall assess the independence of the Compensation Advisor, taking into consideration the following factors, as well as any other factors required to be considered pursuant to the Applicable Regulations:

(a)	the provision of other services to Midas Gold by the person that employs the Compensation Advisor;

(b)	the amount of fees received from Midas Gold by the person that employs the Compensation Advisor;

(c)	the policies and procedures of the person that employs the Compensation Advisor that are designed to prevent conflicts of interest;

(d)	any business or personal relationship of the Compensation Advisor with a member of the Committee;

(e)	any Midas Gold shares owned by the Compensation Advisor; and

(f)	any business or personal relationship of the Compensation Advisor or the person employing the Compensation Advisor with an executive officer of Midas Gold.

7.	The Committee shall be directly responsible for the appointment, compensation and oversight of the work of any Compensation Advisor retained by the Committee. Midas Gold shall provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to any Compensation Advisor retained by the Committee.

C.	DUTIES AND RESPONSIBILITIES

1.	The duties and responsibilities of the Committee shall be as follows:

(m)	to recommend to the Board compensation policies and guidelines for application to Midas Gold;

(n)	to work with management so that Midas Gold has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management;

(o)	to review corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer (provided, that notwithstanding the foregoing, the Committee shall approve all awards to the Chief Executive Officer pursuant to the Midas Gold stock option plan and any other plan that delegates to the Committee such authority) and to approve compensation for all other designated officers after considering the recommendations of the Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board;

(p)	to implement and administer compensation policies approved by the Board concerning the following:

(i)	executive compensation, contracts, stock plans or other incentive plans, including making awards of equity-based compensation and options, or where the plan or contract does not delegate to the Committee such authority, making recommendations to the Board regarding such awards; and,

(q)	from time to time, to review the Corporation’s broad policies and programs in relation to benefits;

(r)	to annually receive from the Chief Executive Officer recommendations concerning annual compensation policies and budgets, including stock options, for all employees;

(s)	from time to time, to review with the Chief Executive Officer the Corporation’s broad policies on compensation for all employees and overall labour relations strategy for employees;

(t)	to develop and monitor the overall approach to remuneration for the directors of Midas Gold and, subject to approval by the Board, to implement a remuneration program for the directors and the roles within the Board committees;

(u)	to periodically review the adequacy and form of the compensation of directors so that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly;

(v)	to report regularly to the Board on all of the Committee’s activities and findings during that year;

(w)	to develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders; and

(x)	to review executive compensation disclosure before publicly disclosed.

SCHEDULE “A”

2011 EVERGREEN INCENTIVE STOCK OPTION PLAN

ARTICLE ONE

DEFINITIONS AND INTERPRETATIONS

Section 1.01 Definitions: For purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a)	"Blackout Expiration Term" means an expiration date for a term of an Option that falls within, or immediately after a blackout period self imposed by the Company;

(b)	"Change of Control" means the acquisition by any person or by any person and a person "acting jointly or in concert with" such person, as defined in MI 62-104, whether directly or indirectly, of voting securities which, when added to all other voting securities of the Company at the time held by such person or by such person and a person "acting jointly or in concert with" another person, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company;

(c)	"Committee" shall mean the Directors or, if the Directors so determine in accordance with section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan;

(d)	"Common Shares" shall mean the common shares of the Company, as adjusted in accordance with the provisions of Article Six of the Plan;

(e)	"Company" shall mean Midas Gold Corp., a corporation incorporated pursuant to the provisions of the Business Corporations Act (British Columbia);

(f)	"CRA" means Canada Revenue Agency;

(g)	"Directors" shall mean the directors of the Company from time to time;

(h)	"Eligible Insiders" shall mean the Insiders of the Company or of any subsidiary of the Company from time to time who, by the nature of their positions are, in the opinion of the Committee, in a position to contribute to the success of the Company;

(i)	"Eligible Employees" shall mean employees, including officers, whether Directors or not, and including both full-time and part-time employees, of the Company or any subsidiary of the Company who, by the nature of their positions or jobs are, in the opinion of the Committee, in a position to contribute to the success of the Company;

(j)	"Employment Contract" means any contract between the Company or any subsidiary of the Company and any Eligible Employee or Service Provider relating to, or entered into in connection with, the employment of the Eligible Employee or the engagement of the Service Provider;

(k)	"Fixed Term" means the fixed expiration date of the term of an Option;

(l)	"Insider" means an insider as defined in the Securities Act;

(m)	"Market Price" means the VWAP on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date. If the Common Shares are suspended from trading or have not been traded on TSX or another stock exchange for an extended period of time, the market price will be the fair market value of the Common Shares as determined by the Directors who shall: (A) consider all available information material to the value of the Company’s Common Shares, and (B) employ a reasonable valuation method.

(n)	"MI 62-104" means Multilateral Instrument 62-104, Take-Over Bids and Issuer Bids, of the Canadian Securities Administrators;

(o)	"Option" shall mean an option to purchase Common Shares granted pursuant to, or governed by, the Plan;

(p)	"Optionee" means a Participant to whom an Option has been granted pursuant to the Plan;

(q)	"Option Period" shall mean the period of time during which the particular Option may be exercised;

(r)	"Participant" shall mean each Eligible Insider, Eligible Employee and Service Provider;

(s)	"Plan" shall mean this stock option plan;

(t)	"Securities Act" means the British Columbia Securities Act, R.S.B.C. 1996, c.418, as amended from time to time;

(u)	"Service Provider" shall mean any person or corporation, other than an Employee or Insider, engaged to provide services for the Company or for any entity controlled by the Company for an initial, renewable or extended period of twelve months or more;

(v)	"TSX" shall mean The Toronto Stock Exchange;

(w)	"TSX Insider" shall mean

(i)	an insider of the Company, other than a person who is an insider of the Company solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(ii)	an associate or affiliate of any person who is an insider of the Company within the meaning of paragraph (i) of this definition;

(x)	"Vested" means that an option has become exercisable in respect of options held by an Optionee; and

(y)	"VWAP" means the volume weighted average trading price of the Company's Common Shares, calculated by dividing the total value by the total volume of securities traded for the relevant period.

Section 1.02 Securities Definitions: In the Plan, the term "affiliate", "associate", "subsidiary" and "insider" shall have the meanings given to such terms in the Securities Act.

Section 1.03 Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.04 Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.05 References to the Plan: The words "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

Section 1.06 Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE PLAN

Section 2.01 Purpose of the Plan: The purpose of the Plan is to promote the profitability and growth of the Company by facilitating the efforts of the Company and its subsidiaries to obtain and retain key individuals. The Plan provides an incentive for and encourages ownership of the Company's shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company's shares, it being generally recognized that stock option plans aid in attracting, retaining and encouraging employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Company.

Section 2.02 Administration of the Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to appoint an agent to assist in the administration of the Plan, the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Company. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Company.

Section 2.03 Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors.

Section 2.04 Record Keeping: The Company shall maintain, or cause to be maintained, a register in which shall be recorded:

(a)	the name and address of each Optionee;

(b)	the number of Common Shares subject to Options granted to each Optionee; and

(c)	the aggregate number of Common Shares subject to Options.

ARTICLE THREE

ELIGIBILITY AND PARTICIPATION
IN THE PLAN AND GRANT OF OPTIONS

Section 3.01 Eligibility: Options shall only be granted to Participants.

Section 3.02 Determination of Option Recipients and Option Terms: The Committee shall from time to time determine the Participants to whom Options shall be granted, the number of Common Shares to be made subject to and the expiry date of each option granted to each Participant and the other terms of each Option granted to each Participant including any vesting provisions that may be applicable, all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Company and any other factors which the Committee deems appropriate and relevant. Each Option granted to a Participant shall be evidenced by a stock option agreement containing terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case. No Participant who is a Director shall vote on any motion considered by the Directors granting any Option to such Director.

ARTICLE FOUR

NUMBER OF COMMON SHARES SUBJECT TO THE
PLAN, EXERCISE PRICE AND TERM OF OPTIONS

Section 4.01 Number of Shares: The maximum number of Common Shares which may be made subject to Options at any time and from time to time shall not exceed 10% of the total number of Common Shares then outstanding on a non-diluted basis, subject to adjustment in accordance with Article Six of the Plan. In addition, the maximum number of Common Shares which, together with Common Shares subject to all other security-based compensation arrangements of the Company (within the meaning of the policy on security based compensation arrangements of the TSX) with such Participant or Participants, as the case may be, may be:

(a)	reserved for issue to Participants who are TSX Insiders shall not exceed 10% of the number of Common Shares then outstanding;

(b)	issued to Participants who are TSX Insiders within a one-year period shall not exceed 10% of the number of Common Shares then outstanding;

(c)	issued to any one Participant who is a TSX Insider and the associates of such Participant within a one-year period shall not exceed 5% of the number of Common Shares then outstanding; and

(d)	reserved for issue to any one Participant shall not exceed 5% of the number of Common Shares then outstanding.

For purposes of this section 4.01 (a) through (d), the number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period. If Options are exercised, or are surrendered, terminate or expire without being exercised in whole or in part, the Common Shares which were the subject of such Options may again be made subject to an Option.

Section 4.02 Exercise Price: The price per share at which any Common Share which is the subject of an Option may be purchased shall be determined by the Directors at the time the Option is granted, provided that such price shall be not less than the Market Price as of the date of the grant of such Option.

Section 4.03 Term of Options: The Option Period for each Option shall be such period of time as shall be determined by the Committee, subject to any Employment Contract, provided that no Option Period shall exceed a Fixed Term of 10 years, subject only to the Fixed Term expiration date falling within, or immediately after, a blackout period which was self imposed by the Company in which case a Blackout Expiration Term shall apply.

Section 4.04 Blackout Expiration Term: The Blackout Expiration Term will be a fixed period of time of ten (10) business days after lifting the blackout period and will not be subject to the discretion of the Directors. Should the Fixed Term of the Option Period expire immediately after a blackout period self imposed by the Company, the Blackout Expiration Term will be reduced by the number of days between the Fixed Term expiration date and the end of the blackout period. For purposes of this section 4.04:

(a)	the Blackout Expiration Term will only be available when there is a blackout period self imposed by the Company; and

(b)	the Blackout Expiration Term is available, under the same terms and conditions, to all Participants under the Plan.

Section 4.05 Percentage of Common Shares to be Purchased: The Committee may determine the number or percentage of Common Shares which may be purchased by an Optionee during any particular time period within the Option Period, provided, however, the number of shares subject to an Option shall be fixed as of the date of the grant of such Option.

ARTICLE FIVE

EXERCISE OF OPTION, EFFECT OF DEATH AND
TERMINATION OF EMPLOYMENT AND WITHHOLDING TAXES

Section 5.01 Exercise of Option:

(a)	Exercise: Subject to any restriction on the number or percentage of Common Shares which may be purchased by the Optionee during any particular time period within the Option Period determined by the Committee, an Option that is eligible for exercise may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period by delivery to the Company, or its duly appointed agent (if any), of a notice of exercise addressed to the Company, provided however that, except as otherwise specifically provided in section 5.02 or section 5.03 hereof or in any Employment Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is:

(i)	in the case of an Eligible Employee, in the employment of the Company or a subsidiary of the Company and has been continuously so employed since the date of grant of such option, provided however that a leave of absence with the approval of the Company or such subsidiary of the Company shall not be considered an interruption of employment for purposes of the Plan;

(ii)	in the case of an Eligible Insider who is not also an Eligible Employee, a director of the Company or a subsidiary of the Company and has been such a director continuously since the date of grant of such Option; and

(iii)	in the case of a Service Provider, engaged in providing services for the Company or an entity controlled by the Company and has been so engaged since the date of grant of such Option.

(b)	Payment of Exercise Price: The exercise of any Option shall be contingent upon receipt by the Company of payment of the aggregate purchase price for the Common Shares in respect of which the Option has been exercised. No Optionee, or legal representative, legatee or distributee of any Optionee, will be, or will be deemed to be, a holder of any Common Shares with respect to which such Optionee was granted an Option, unless and until such Common Shares are issued to such Optionee, or person, under the terms of the Plan. Subject to section 9.04 hereof, upon an Optionee exercising an Option and paying the Company the aggregate purchase price for the Common Shares in respect of which the Option has been exercised, the Company shall as soon as practicable issue and deliver the Common Shares so purchased.

(c)	Cashless Exercise: An Option that is eligible for exercise may be exercised in exchange for cash by the delivery to the Company, or its duly appointed agent (if any), of the prescribed form of notice of cashless exercise addressed to the Company specifying the number of Options to be exercised for cash. An Optionee who elects the cashless exercise of Options is deemed to have assigned to Haywood Securities Inc., or such other broker as the Company may appoint to facilitate the cashless exercise of Options, (the "Broker") such Optionee's right to receive Common Shares and is deemed to release the Company from any further obligation to issue Common Shares to such Optionee in respect of such Options exercised in exchange for cash. When an Optionee elects the cashless exercise of Options by providing the prescribed form of notice of cashless exercise, the Company shall issue directly to the Broker the number of Common Shares in respect of such Options exercised for cash and the Broker shall, at the election of the Optionee: (i) sell at market, and retain the proceeds of, a sufficient number of Common Shares to cover the aggregate purchase price of the Common Shares and any withholding tax or other withholding liabilities in respect of which the Option has been exercised, with any cash balance to be delivered to the Optionee and any remaining Common Shares held by the Broker in trust for, or delivered as directed by, the Optionee; or (ii) sell at market all of the Common Shares in respect of which the Option has been exercised and deliver to the Optionee the cash balance remaining after deducting the aggregate purchase price of such Common Shares and any withholding tax or other withholding liabilities.

(d)	Stock Appreciation Rights: An Optionee may, rather than exercise any Option to which the Optionee is then entitled to exercise pursuant to the Plan, elect, by the delivery to the Company, or its duly appointed agent (if any), of the prescribed form, to terminate such Option, in whole or in part, and, in lieu of purchasing the Common Shares to which the Option, or part thereof, so terminated relates, elect to exercise the right (the "Stock Appreciation Rights") to receive at no additional cost that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price determined as of the day immediately preceding the date of termination of such Option, or part thereof, has a value equal to the product of (i) the number of Common Shares to which the Option, or part thereof, so terminated relates, multiplied by (ii) the difference between the Market Price of the Common Shares determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the exercise price per Common Share to which the Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Common Shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.

Section 5.02 Effect of Death: If a Participant shall die while an Optionee, any Option held by such Optionee at the date of death shall be exercisable in whole or in part only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the Optionee or the laws of descent and distribution for a period of one year after the date of death of the Optionee or prior to the expiration of the Option Period in respect of the Option, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the Option at the date of death of such Optionee, subject to the provisions of any Employment Contract.

Section 5.03 Effect of Termination of Employment: If an Optionee shall cease to be a Participant for cause, no Option held by such Optionee shall be exercisable following the date on which such Optionee ceases to be a Participant. If an Optionee ceases to be a Participant for any reason other than for cause or by virtue of death, any Option held by such Optionee at such time shall remain exercisable in full at any time, and in part from time to time, for a period of 30 days after the date on which the Optionee ceases to be a Participant or prior to the expiration of the Option Period in respect of the Option, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the Option at such time, subject to the provisions of any Employment Contract.

Section 5.04 Withholding Taxes: The exercise (or termination pursuant to s. 5.01(d), if applicable) of each Option granted under the Plan is subject to the condition that if at any time the Company determines, in its sole discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Company. In such circumstances, the Company may in its sole discretion:

(a)	require the Optionee to pay to the Company, in addition to and in the same manner as the exercise price for the Common Shares subject to the Option, such amount as the Company is obliged to remit to the relevant taxing authority in respect of the exercise of the Option;

(b)	retain any Common Shares that are to be issued upon exercise of any Option and sell such Common Shares so as to enable the Company to realize cash proceeds in an amount equal to the aggregate remittance obligation of the Company in connection with the exercise of the Option and the execution of the stock option agreement referred to in Section 3.02 shall be the complete and irrevocable authority provided by the Optionee to the Company to do so without any liability for the price at which such Common Shares are sold;

(c)	retain any amount payable, which would otherwise be issued or delivered, provided or paid to an Optionee by the Company, whether or not such amounts are payable under the Plan; or

(d)	make other arrangements reasonably acceptable to the Company to satisfy the aggregate remittance obligation of the Company in connection with the exercise of the Option.

Section 5.05 Calculation of Withholding Taxes: Upon a notice of option exercise being received by the Company from the Optionee, the Company will:

(a)	calculate the amount required to be withheld and remitted to the applicable taxing authorities by the Company in respect of the exercise of an Option by an Optionee (the "Withheld Amounts");

(b)	advise the Optionee in writing of the amount of the Withheld Amounts;

(c)	remit to the applicable taxing authorities the Withheld Amounts; and

(d)	where the Optionee is subject to annual reporting to applicable taxing authorities, include in annual reporting forms and deliver to the Optionee the amount of the benefit received by the Optionee as a result of the exercise of the Option, the amount of any deduction available to the Optionee and the amount of the Withheld Amounts remitted to the applicable taxing authorities in respect of the exercise of the Option.

Section 5.06 Spin-Out Transactions: If, pursuant to the operation of Section 6.02, an Optionee receives options (the "New Options") to purchase securities of another company (the "New Company") in respect of the Optionee's Options (the "Subject Options"), the New Options shall expire on the earlier of: (i) the Fixed Term expiration date of the Subject Options; (ii) if the Optionee does not become an Eligible Employee or Eligible Insider in respect of the New Company, the date that the Subject Options expire pursuant to the provisions of the Plan; (iii) if the Optionee becomes an Eligible Employee or Eligible Insider in respect of the New Company, the date that the New Options expire pursuant to the corresponding terms of the New Company's stock option plan and (iv) the date that is two (2) years after the Optionee ceases to be an Eligible Employee or Eligible Insider in respect of the New Company, or such shorter period as determined by the Committee.

ARTICLE SIX

CAPITAL CHANGES

Section 6.01 Capital Changes: In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Directors in:

(a)	the number of Common Shares available under the Plan;

(b)	the number of Common Shares subject to Options; and

(c)	the exercise price of the Common Shares subject to Options.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 6.02 Amalgamation, Consolidation or Merger: If the Company: (a) amalgamates with, consolidates with or merges with or into another corporation resulting in a reclassification or change of the outstanding Common Shares into other shares or securities, or (b) participates in a statutory arrangement or other transaction, including a transaction under which, among other things, the business or assets of the Company become, collectively, the business and assets of two or more companies with the same shareholder group upon the distribution to the Company's shareholders, or the exchange with the Company's shareholders, of securities of the Company, or securities of another company, or both, or (c) participates in a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation; the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Common Shares receivable upon exercise of an Option and for the same exercise price, the kind and amount of shares and other securities, property or cash which such holder would have been entitled to receive as a result of such amalgamation, consolidation, merger or arrangement, on the effective date thereof, had the Optionee been the registered holder of the number of Common Shares to which the Optionee was entitled to purchase upon exercise of such Options, provided no such transaction shall extend in any way the Fixed Term..

Section 6.03 Restriction. Notwithstanding the provisions of Sections 6.01 and 6.02 to the contrary, any substitution for or alteration of the number or identity of Common Shares to be received by an Optionee as a consequence of a Capital Change (as described in Section 6.01) or a transaction (as described in Section 6.02), the ratio of the exercise price to the fair market value of the substitute or altered shares subject to the Option immediately after the substitution or alteration shall not be greater than the ratio of the exercise price to the fair market value of the Common Shares subject to the Option immediately before the substitution or alteration.

ARTICLE SEVEN

TAKE-OVER BIDS AND CHANGES OF CONTROL

7.01 Effect of a Take-Over Bid: If a bona fide offer (an "Offer") for Common Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Common Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Common Shares received upon such exercise, pursuant to the Offer. However, if:

(a)       the Offer is not completed within the time specified therein; or

(b)	all of the Common Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Common Shares received upon such exercise, or in the case of clause (b) above, the Common Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Common Shares and with respect to such returned Common Shares, the option shall be reinstated as if it had not been exercised and the terms upon which such Common Shares were to become Vested pursuant to this section shall be reinstated. If any Common Shares are returned to the Company under this section 7.01, the Company shall immediately refund the exercise price to the Optionee for such Common Shares.

7.02 Acceleration of Expiry Date: If, at any time when an Option granted under the Plan remains unexercised, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Common Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Common Shares must be tendered pursuant to the Offer, provided such Offer is completed.

7.03 Compulsory Acquisition or Going Private Transaction: If and whenever, following a take-over bid or an issuer bid, there shall be a compulsory acquisition of the Company's Common Shares pursuant to Division 6 of the Business Corporations Act (British Columbia) or any successor or similar legislation, or any amalgamation, merger or arrangement in which securities acquired in a formal take-over bid may be voted under the conditions described in section 8.2 of Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions, then following the date upon which such compulsory acquisition, amalgamation, merger or arrangement is effective, an Optionee shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Common Shares to which such Optionee was theretofore entitled to purchase, the aggregate amount of cash, shares, or other securities or other property which such Optionee would have been entitled to receive as a result of such bid if he or she had tendered such number of Common Shares to the bid.

7.04 Effect of a Change of Control: If a Change of Control occurs, all Common Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the Optionee.

7.05 Exercise After Change of Control: If an Optionee elects to exercise its Options following a Change of Control, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Common Shares which such Optionee was entitled upon such exercise and for the same exercise price, the kind and amount of shares and other securities, property or cash which such holder would have been entitled to receive as a result of such Change of Control, on the effective date thereof, had the Optionee been the registered holder of the number of Common Shares to which the Optionee was entitled to purchase upon exercise of such Options.

ARTICLE EIGHT

EFFECTIVE DATE OF PLAN, AMENDMENT
OF PLAN AND TERMINATION OF PLAN

Section 8.01 Effective Date of Plan: The Plan shall become effective upon the later of the date determined by the Directors and the date of approval of the shareholders of the Company given by the affirmative vote of a majority of the Common Shares represented at the meeting of the shareholders of the Company at which a motion to approve the Plan is presented.

Section 8.02 Amendment of Plan:

(1)	The Directors may from time to time in the absolute discretion of the Directors amend, modify and change the provisions of an Option or the Plan without obtaining approval of shareholders to:

(a)	make amendments of a clerical nature;

(b)	change vesting provisions of an Option or the Plan;

(c)	change the termination provisions of an Option or the Plan which does not entail an extension beyond the original expiry date of the Option or the Plan;

(d)	implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of shares reserved under the Plan;

(e)	make any other amendments of a non-material nature which are approved by the TSX; and

(f)	make amendments deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws.

(2)	For greater certainty, subject to Section 6.01 and Section 8.02(3), the Directors shall not be permitted to amend the exercise price of any Option issued under the Plan where such amendment reduces the exercise price of such Option (for this purpose, a cancellation or termination of an Option of a Participant prior to its expiry for the purpose of re-issuing Options to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option).

(3)	All amendments, modifications or changes not specified in Section 8.02(1) shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company.

(4)	Any amendment, modification or change of any provision of the Plan shall be subject to approval, if required, by any regulatory body having jurisdiction.

Section 8.03 Termination of the Plan: The Plan may be terminated at any time by the Directors. Notwithstanding the termination of the Plan, any Option outstanding under the Plan at the time of termination shall remain in effect until such Option has been exercised, has expired, has been surrendered to the Company or has been terminated.

ARTICLE NINE

MISCELLANEOUS PROVISIONS

Section 9.01 Non-Assignable: No rights under the Plan and no Option awarded pursuant to the provisions of the Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Section 9.02 Rights as a Shareholder: No Optionee shall have any rights as a shareholder of the Company with respect to any Common Shares which are the subject of an Option. No Optionee shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or other rights declared for shareholders of the Company for which the record date is prior to the date of exercise of any Option.

Section 9.03 No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of the Company or any subsidiary of the Company nor interfere or be deemed to interfere in any way with any right of the Company or any subsidiary of the Company to discharge any Participant at any time for any reason whatsoever, with or without cause.

Section 9.04 Necessary Approvals / Compliance with Laws: The obligation of the Company to grant any Option pursuant to the Plan and to issue, sell and deliver any Common Shares on the exercise of an Option is subject to the approval of any governmental authority or regulatory body required in connection with the grant of such Option or the issue, sale and delivery of such Common Shares by the Company. Any Options granted prior to the Company's receipt of such required approvals shall be conditional upon such approval being given and no Options may be exercised unless such approval has been being given.

In the event that any Common Shares cannot be issued to any Optionee pursuant to the exercise of an Option for any reason whatsoever including, without limiting the generality of the foregoing, the failure to obtain any required approval, then the obligation of the Company to issue such Common Shares shall terminate and any money paid to the Company in connection with the exercise of such Option shall be returned to the Optionee without interest or deduction.

Section 9.05 No Representation or Warranty: The Company makes no representation or warranty as to the value of any Option granted pursuant to the Plan or as the future value of any Common Shares issued pursuant to the exercise of any Option.

Section 9.06 Compliance with Applicable Law: If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 9.07 Applicable Law: The Plan and all of the rights and obligations arising herefrom shall be interpreted and applied in accordance with the laws of the Province of British Columbia.